Exhibit 99.2

Annual Report 2012

Financial Report

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands – those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 118 000 employees based in 23 countries worldwide. In 2012, AB InBev realized 39.8 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s audited consolidated financial statements.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

RECENT EVENTS

GRUPO MODELO

On 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. announced that they had entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for 9.15 US dollar per share in cash in a transaction valued at 20.1 billion US dollar. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time.

The agreement is a natural next step given AB InBev’s existing economic stake of more than 50% in Grupo Modelo and the successful long-term partnership between the two companies. The combined company would lead the beer industry with roughly 400 million hectoliters of beer volume annually.

AB InBev has fully committed financing for the purchase of Grupo Modelo’s outstanding shares. On 20 June 2012, the company added 14.0 billion US dollar of additional bank facilities to existing liquidity through a new facility agreement which provided for an 8 billion US dollar three-year term facility and a 6.0 billion US dollar term facility with a maximum maturity of two years from the funding date (later reduced to 5.1 billion US dollar). As of 31 December 2012, AB InBev had not drawn any amounts under the 14.0 billion US dollar facility agreement. AB InBev also raised 7.5 billion US dollar in senior unsecured bonds in July 2012 and 2.25 billion in euro medium term notes in September 2012 to support the Modelo acquisition.

In a related transaction, it was announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the U.S., to Constellation Brands for 1.85 billion US dollar, giving Constellation Brands 100% ownership and control.

The transactions are subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions. On 20 July 2012, Grupo Modelo held a shareholders’ meeting at which a majority of the shareholders approved amendments to Grupo Modelo’s by-laws and other steps required in connection with the agreement under which AB InBev will acquire the remaining stake in Grupo Modelo.

On 31 January 2013, AB InBev announced that the U.S. Department of Justice (DOJ) filed an action seeking to block the proposed combination between AB InBev and Grupo Modelo.

On 14 February 2013, AB InBev and Constellation Brands, Inc. announced a revised agreement that establishes Crown Imports as the #3 producer and marketer of beer in the U.S. through a complete divestiture of Grupo Modelo’s U.S. business. The transaction establishes Crown as a fully owned entity of Constellation, and provides Constellation with independent brewing operations, Modelo’s full profit stream from all U.S. sales, and rights in perpetuity to the Grupo Modelo brands distributed by Crown in the U.S. As part of AB InBev’s acquisition of the 50% of Grupo Modelo it does not already own, AB InBev has agreed to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation for 2.9 billion US dollar, subject to a post-closing adjustment. This price is based on an assumed 2012 EBITDA of 310m US dollar earned from manufacturing and licensing the Modelo brands for sale by the Crown joint venture, with an implied multiple of approximately 9 times. The sale of the brewery, which is located near the Texas border, would ensure independence of supply for Crown and provides Constellation with complete control of the production of the Modelo brands for marketing and distribution in the U.S.. AB InBev and Constellation Brands have also agreed to a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilizes top-of-the-line technology and was built to be readily expanded to increase production capacity.

On 20 February 2013, AB InBev announced that it, Grupo Modelo, Constellation Brands and Crown Imports were engaged in discussions with the DOJ seeking to resolve the DOJ’s litigation challenging AB InBev’s proposed combination with Grupo

Modelo. In connection with such discussions, the parties and the DOJ agreed to jointly approach the court to request a stay of all litigation proceedings until 19 March 2013, and the court approved the request for a stay of litigation on 22 February 2013. There can be no assurance that the discussions will be successful and the transactions remain conditioned on regulatory approvals in the U.S. and Mexico and other customary closing conditions.

CHINA ACQUISITIONS

On 21 September 2012, AB InBev entered into agreements to acquire majority participations in four breweries in China for an aggregate purchase price of approximately 400m US dollar. These acquisitions are expected to support AB InBev’s growth strategy in China with approximately 9 million hectoliters of additional capacity. Subject to customary regulatory approvals, these acquisitions are expected to close in the first quarter of 2013.

AMBEV STOCK SWAP MERGER

On 7 December 2012, Ambev, a majority-owned subsidiary of AB InBev, announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting to be held in the first half of 2013, a corporate restructuring to combine Ambev’s current dual-class capital structure comprised of voting common and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed corporate restructuring is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all Ambev shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of Ambev’s capital structure.

If approved, the proposed corporate restructuring will be implemented by means of a business combination of Ambev under the Brazilian Corporate Law with InBev Participações Societárias S.A., currently a non-reporting, privately-held Brazilian corporation with no business operations that will become Ambev’s direct parent company following the Ambev Stock Swap Merger. Per the terms of the proposed business combination and if the transaction is approved by the required shareholder vote, all the issued and outstanding shares of Ambev not held by the entity that will become its direct parent company following the Ambev Stock Swap Merger will be exchanged for newly-issued common shares of that direct parent company in the Ambev Stock Swap Merger. Upon consummation and as a result of the Ambev Stock Swap Merger, Ambev will become a wholly-owned subsidiary of that direct parent company.

The implementation of the Ambev Stock Swap Merger is subject to the approval of Ambev’s extraordinary general shareholders’ meeting that will deliberate on the matter, the negotiation of a stock swap merger agreement under Brazilian Corporate Law (protocolo de incorporação) and obtaining the required registrations from the competent authorities.

Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

Million US dollar	2012	%	2011	%

Revenue[1]	39 758	100%	39 046	100%
Cost of sales	(16 447)	41%	(16 634)	43%

Gross profit	23 311	59%	22 412	57%
Distribution expenses	(3 785)	10%	(3 313)	8%
Sales and marketing expenses	(5 258)	13%	(5 143)	13%
Administrative expenses	(2 187)	6%	(2 043)	5%
Other operating income/(expenses)	684	2%	694	2%

Normalized profit from operations (Normalized EBIT)	12 765	32%	12 607	32%
Non-recurring items	(32)	—	(278)	1%

Profit from operations (EBIT)	12 733	32%	12 329	32%
Depreciation, amortization and impairment	2 747	8%	2 783	7%
Normalized EBITDA	15 511	39%	15 357	39%
EBITDA	15 480	39%	15 112	39%

Normalized profit attributable to equity holders of AB InBev	7 283	18%	6 449	17%
Profit attributable to equity holders of AB InBev	7 243	18%	5 855	15%

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Million US dollar	2012	2011

Operating activities
Profit	9 434	7 959
Interest, taxes and non-cash items included in profit	6 294	7 420

Cash flow from operating activities before changes in working capital and use of provisions	15 728	15 379

Change in working capital	1 099	1 409
Pension contributions and use of provisions	(621)	(710)
Interest and taxes (paid)/received	(3 658)	(3 998)
Dividends received	720	406

Cash flow from operating activities	13 268	12 486

Investing activities
Net capex	(3 089)	(3 256)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(1 412)	(25)
Proceeds from the sale of/(investments in) short-term debt securities	(6 702)	529
Other	(138)	21

Cash flow from investing activities	(11 341)	(2 731)

Financing activities
Dividends paid	(3 632)	(3 088)
Net (payments on)/proceeds from borrowings	3 649	(4 558)
Net proceeds from the issue of share capital	102	155
Other (including net finance cost other than interest)	43	(1 505)

Cash flow from financing activities	162	(8 996)

Net increase/(decrease) in cash and cash equivalents	2 089	759

Financial performance

Both from an accounting and managerial perspective, AB InBev is organized along seven business zones. The Export and Packaging businesses are reported in the Global Export and Holding Companies segment.

The tables below provide a summary of the performance of AB InBev (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2011	Scope[1]	Currency translation	Organic growth	2012	Organic growth %

Volumes (thousand hectoliters)	399 365	2 128	—	1 138	402 631	0.3%
Revenue	39 046	312	(2 421)	2 821	39 758	7.2%
Cost of sales	(16 634)	302	762	(877)	(16 447)	(5.4)%
Gross profit	22 412	614	(1 659)	1 944	23 311	8.5%
Distribution expenses	(3 313)	(423)	279	(329)	(3 785)	(8.9)%
Sales and marketing expenses	(5 143)	(50)	286	(352)	(5 258)	(6.8)%
Administrative expenses	(2 043)	(41)	151	(254)	(2 187)	(12.4)%
Other operating income/(expenses)	694	4	(73)	58	684	8.3%
Normalized EBIT	12 607	105	(1 015)	1 068	12 765	8.5%
Normalized EBITDA	15 357	144	(1 176)	1 186	15 511	7.7%
Normalized EBITDA margin	39.3%				39.0%	18 bps

In 2012, AB InBev delivered EBITDA growth of 7.7%, while its EBITDA margin increased 18 bps, reaching 39.0%.

Consolidated volumes increased 0.3%, with own beer volumes increasing 0.1% and non-beer volumes growing 2.2%. Total Focus Brands volumes grew 1.5%, with the company’s three global bands, Budweiser Stella Artois and Beck’s growing 4.1%. Focus brands are those with the greatest growth potential within each relevant consumer segment and to which AB InBev directs the majority of its marketing resources.

Consolidated revenue grew 7.2 % to 39 758m US dollar, with revenue per hectoliter improving 7.8%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), organic revenue growth per hectoliter improved 7.7%.

Consolidated Cost of Sales (CoS) increased 5.4%, or 7.0% per hectoliter. On a constant geographic basis, CoS per hectoliter increased 7.2%.

[1]	See Glossary.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Western Europe. Volumes sold by the Global Export business are shown separately. The pro-rata stake of volumes in Modelo is not included in the reported volumes.

Thousand hectoliters	2011	Scope	Organic growth	2012	Organic growth %

North America	124 899	(547)	787	125 139	0.6%
Latin America North	120 340	2 312	3 535	126 187	3.0%
Latin America South	34 565	—	(273)	34 292	(0.8)%
Western Europe	30 887	(65)	(1 291)	29 531	(4.2)%
Central and Eastern Europe	25 690	—	(2 904)	22 785	(11.3)%
Asia Pacific	55 980	645	1 042	57 667	1.9%
Global Export and Holding Companies	7 004	(217)	243	7 030	3.6%

AB InBev Worldwide	399 365	2 128	1 138	402 631	0.3%

North America total volumes increased 0.6% in 2012. AB InBev’s shipment volumes in the United States and selling-day adjusted sales-to-retailers (STRs) grew 0.7% and 0.4%, respectively. The company estimates it continued to make good progress on market share in the U.S., with market share down less than 20 bps in 2012, due to significant improvements in the premium-plus category following the roll-out of Bud Light Platinum and Bud Light Lime Lime-A-Rita. These innovations helped the company to grow the market share of the Bud Light Family by approximately 70 bps in 2012. Michelob Ultra, Shock Top, Stella Artois and AB InBev’s other high-end brands also grew share, while company’s share remained under pressure as a result of softness in Budweiser and the company’s pricing strategy of closing the gap between sub-premium and premium brands within its portfolio. In Canada, beer volumes increased by 0.1% in 2012, mostly driven by a tough comparison in terms of industry, poor weather and the ice hockey lock-out.

Latin America North volumes grew 3.0%, with beer volume growth of 2.7% and soft drinks up 3.7%. In Brazil, beer volumes increased 2.5%, benefiting from an estimated industry growth of 3.2%, a strong 2012 Carnival execution, the positive effect of higher consumer disposable income in 2012, additional price promotions in the fourth quarter of 2012 following the partial postponement of the tax increase announced on September 2012, as well as strong execution of commercial initiatives. Premium brands continued to grow ahead of the rest of the company’s portfolio. The company estimates that Budweiser, which has been in the market over a year, became the largest international premium brand in Brazil during the fourth quarter of 2012. Stella Artois is also growing quickly with over 45% volume growth during 2012. The company estimates that its market share was down by 50 bps during 2012, reaching an average of 68.5%, primarily due to price increases in the third quarter of 2012.

Latin America South total volumes decreased 0.8%, with beer volumes up 0.1% and non-beer volumes down 2.2%, respectively. In Argentina beer volumes declined 0.4%, driven by an uncertain consumer environment and a weak industry. However, a strong performance from Quilmes and Stella Artois led to continued strong market share performance.

Western Europe own beer volumes declined 3.5%, while total volumes declined 4.2%. Total own products, including cider, declined by 3.0% in 2012. Own beer volumes in Belgium declined 4.1%, driven by a weak, weather-related industry performance in the first half of the year. In Germany, own beer volumes fell 1.4%. The company estimates that its market share was ahead during 2012, driven by a strong performance of its focus brands Beck’s and Hasseröder. In the United Kingdom, own product volumes decreased by 8.2%, mainly driven by a weak industry and market share pressure due to competitive activity in the off-trade channel.

Central and Eastern Europe volumes decreased 11.3%. In Russia, beer volumes fell 12.0%, driven by industry weakness following regulatory changes. Market share loss was driven by the implementation of tax-related and other selective price increases ahead of competitors, and promotional pressure in key account channels. However, the company continued to make progress with the optimization of its brand portfolio, with its premium and superpremium brands, including Sibirskaya Korona, Bud, Stella Artois, Hoegaarden and Lowenbrau gaining share, and now representing 35% of total volumes. Bud reached an estimated market share of 1.4%. In Ukraine, beer volumes decreased 10.3% in 2012, driven by a weak industry and market share loss. However, Bud achieved an estimated market share of 1% during the nine months since launch.

Asia Pacific beer volumes grew 1.9%. In China, beer volumes grew 1.9% as industry volumes in our footprint declined by almost 12% during the last quarter of 2012 due to severe cold and wet weather. Nevertheless, the company estimates it gained market share in China. The focus brands Budweiser, Harbin and Sedrin grew 8.1% in 2012.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2011	Scope	Currency translation	Organic growth	2012	Organic growth %

Volumes	399 365	2 128	—	1 138	402 631	0.3%
Revenue	39 046	312	(2 421)	2 821	39 758	7.2%
Cost of sales	(16 634)	302	762	(877)	(16 447)	(5.4)%
Gross profit	22 412	614	(1 659)	1 944	23 311	8.5%
Distribution expenses	(3 313)	(423)	279	(329)	(3 785)	(8.9)%
Sales and marketing expenses	(5 143)	(50)	286	(352)	(5 258)	(6.8)%
Administrative expenses	(2 043)	(41)	151	(254)	(2 187)	(12.4)%
Other operating income/(expenses)	694	4	(73)	58	684	8.3%
Normalized EBIT	12 607	105	(1 015)	1 068	12 765	8.5%
Normalized EBITDA	15 357	144	(1 176)	1 186	15 511	7.7%
Normalized EBITDA margin	39.3%				39.0%	18 bps

NORTH AMERICA	2011	Scope	Currency translation	Organic growth	2012	Organic growth %

Volumes	124 899	(547)	—	787	125 139	0.6%
Revenue	15 304	(19)	(40)	783	16 028	5.1%
Cost of sales	(6 726)	417	9	(336)	(6 637)	(5.3)%
Gross profit	8 578	397	(31)	447	9 391	5.0%
Distribution expenses	(807)	(396)	7	(121)	(1 317)	(10.1)%
Sales and marketing expenses	(1 640)	(3)	5	(160)	(1 798)	(9.7)%
Administrative expenses	(475)	(1)	1	16	(458)	3.4%
Other operating income/(expenses)	54	(1)	—	11	64	21.5%
Normalized EBIT	5 710	(4)	(18)	194	5 881	3.4%
Normalized EBITDA	6 573	(4)	(19)	156	6 706	2.4%
Normalized EBITDA margin	42.9%				41.8%	(113	) bps

LATIN AMERICA NORTH	2011	Scope	Currency translation	Organic growth	2012	Organic growth %

Volumes	120 340	2 312	—	3 535	126 187	3.0%
Revenue	11 524	347	(1 860)	1 444	11 455	12.6%
Cost of sales	(3 738)	(129)	567	(350)	(3 650)	(9.4)%
Gross profit	7 786	218	(1 293)	1 094	7 805	14.1%
Distribution expenses	(1 332)	(25)	210	(164)	(1 311)	(12.4)%
Sales and marketing expenses	(1 263)	(44)	194	(132)	(1 245)	(10.4)%
Administrative expenses	(535)	(38)	91	(119)	(600)	(22.0)%
Other operating income/(expenses)	462	3	(73)	34	426	7.3%
Normalized EBIT	5 118	114	(872)	714	5 074	14.0%
Normalized EBITDA	5 814	149	(985)	822	5 801	14.2%
Normalized EBITDA margin	50.5%				50.6%	72 bps

LATIN AMERICA SOUTH	2011	Scope	Currency translation	Organic growth	2012	Organic growth %

Volumes	34 565	—	—	(273)	34 292	(0.8)%
Revenue	2 704	—	(218)	537	3 023	19.9%
Cost of sales	(1 040)	—	84	(159)	(1 114)	(15.3)%
Gross profit	1 664	—	(134)	378	1 908	22.7%
Distribution expenses	(227)	—	22	(57)	(263)	(25.3)%
Sales and marketing expenses	(272)	—	22	(46)	(296)	(16.8)%
Administrative expenses	(85)	—	6	(13)	(93)	(15.1)%
Other operating income/(expenses)	1	—	—	3	4	228.2%
Normalized EBIT	1 081	—	(85)	265	1 261	24.5%
Normalized EBITDA	1 254	—	(97)	274	1 432	21.9%
Normalized EBITDA margin	46.4%				47.4%	78 bps

WESTERN EUROPE	2011	Scope	Currency translation	Organic growth	2012	Organic growth %

Volumes	30 887	(65)	—	(1 291)	29 531	(4.2)%
Revenue	3 945	(7)	(257)	(56)	3 625	(1.4)%
Cost of sales	(1 652)	3	101	(1)	(1 550)	(0.1)%
Gross profit	2 293	(4)	(157)	(57)	2 075	(2.5)%
Distribution expenses	(409)	1	27	17	(364)	4.1%
Sales and marketing expenses	(760)	—	47	63	(649)	8.3%
Administrative expenses	(305)	—	24	15	(267)	4.9%
Other operating income/(expenses)	37	—	—	(13)	24	(35.3)%
Normalized EBIT	856	(3)	(59)	25	819	2.9%
Normalized EBITDA	1 225	(3)	(84)	17	1 155	1.4%
Normalized EBITDA margin	31.0%				31.9%	89 bps

CENTRAL AND EASTERN EUROPE	2011	Scope	Currency translation	Organic growth	2012	Organic growth %

Volumes	25 690	—	—	(2 904)	22 785	(11.3)%
Revenue	1 755	—	(90)	2	1 668	0.1%
Cost of sales	(984)	—	46	25	(914)	2.5%
Gross profit	771	—	(44)	27	754	3.5%
Distribution expenses	(224)	—	11	29	(184)	12.9%
Sales and marketing expenses	(420)	—	24	(4)	(400)	(0.9)%
Administrative expenses	(108)	—	7	(13)	(113)	(11.6)%
Other operating income/(expenses)	2	—	—	3	5	—
Normalized EBIT	21	—	(2)	42	62	—
Normalized EBITDA	225	—	(11)	43	257	19.0%
Normalized EBITDA margin	12.8%				15.4%	241 bps

ASIA PACIFIC	2011	Scope	Currency translation	Organic growth	2012	Organic growth %

Volumes	55 980	645	—	1 042	57 667	1.9%
Revenue	2 317	19	61	294	2 690	12.7%
Cost of sales	(1 319)	(15)	(34)	(197)	(1 565)	(15.0)%
Gross profit	998	3	27	97	1 125	9.7%
Distribution expenses	(193)	(3)	(5)	(34)	(235)	(17.5)%
Sales and marketing expenses	(588)	(3)	(16)	(63)	(670)	(10.7)%
Administrative expenses	(221)	(2)	(6)	(46)	(274)	(20.7)%
Other operating income/(expenses)	90	1	3	28	121	30.6%
Normalized EBIT	86	(4)	3	(18)	67	(21.0)%
Normalized EBITDA	356	—	10	29	396	8.2%
Normalized EBITDA margin	15.4%				14.7%	(62	) bps

GLOBAL EXPORT AND HOLDING COMPANIES	2011	Scope	Currency translation	Organic growth	2012	Organic growth %

Volumes	7 004	(217)	—	243	7 030	3.6%
Revenue	1 496	(28)	(15)	(184)	1 270	(12.5)%
Cost of sales	(1 174)	27	(12)	142	(1 018)	12.3%
Gross profit	322	(1)	(26)	(42)	252	(13.1)%
Distribution expenses	(120)	—	7	2	(111)	1.6%
Sales and marketing expenses	(200)	1	10	(11)	(200)	(5.4)%
Administrative expenses	(314)	—	28	(95)	(382)	(30.4)%
Other operating income/(expenses)	48	1	(1)	(8)	40	(15.7)%
Normalized EBIT	(264)	1	17	(154)	(400)	(58.4)%
Normalized EBITDA	(90)	1	10	(155)	(234)	—

REVENUE

Consolidated revenue grew 7.2% to 39 758m US dollar, with revenue per hectoliter improving 7.8%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter) revenue growth per hectoliter grew 7.7%, resulting from favorable brand mix and revenue management best practices.

COST OF SALES

Cost of Sales (CoS) increased 5.4% and 7.0% per hectoliter. On a constant geographic basis, CoS per hectoliter increased 7.2%, primarily driven by higher commodity costs in most zones, higher labor costs in Latin America South, and brand mix in North America and China.

OPERATING EXPENSES

Total operating expenses increased 8.6% in 2012:

•

Distribution expenses increased 8.9% in 2012 driven (i) higher transportation costs and additional own distribution operations in both the U.S. and Brazil; (ii) the roll-out of the company’s innovations in the U.S., particularly Bud Light Lime Lime-A-Rita; and (iii) higher labor and transportation costs in Argentina and China.

•	Sales and marketing expenses increased 6.8% in 2012, due to higher investments behind the company’s brands and innovations.

•

Administrative expenses increased by 12.4%, with higher variable compensation accruals in most zones, as well as geographic expansion costs in China, partly offset by tight cost management in North America and Western Europe.

•	Other operating income was 684m US dollar in 2012 compared to 694m US dollar in 2011.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA increased 1.0% in nominal terms and increased 7.7% organically to 15 511m US dollar, with an EBITDA margin of 39.0%, an organic growth of 18 bps.

•

North America EBITDA increased 2.4% to 6 706m US dollar with margin contraction of 113 bps to 41.8%, due to (i) an increase in sales and marketing investments to support positive momentum in the U.S. market, (ii) higher commodity costs, and (iii) an increase in distribution expenses due to the roll-out of the company’s innovations, higher fuel costs and additional own distribution operations;

•

Latin America North EBITDA rose 14.2% to 5 801m US dollar with margin growth of 72 bps to 50.6%, with revenue growth partially offset by higher raw material costs, unfavorable package mix and higher depreciation, as well as higher mix of direct distribution, higher transportation costs and variable compensation accruals;

•	Latin America South EBITDA grew 21.9% to 1 432m US dollar, with margin growth of 78 bps to 47.4%, driven by revenue growth offset by high cost inflation;

•

Western Europe EBITDA improved 1.4% to 1 155m US dollar with margin improvement of 89 bps to 31.9%. The impact of volume and commodity cost pressures were offset by savings in sales and marketing expenses, tight cost management and good overall performances in France, the Netherlands and Italy;

•

Central and Eastern Europe EBITDA increased 19.0% to 257m US dollar with margin growth of 241 bps to 15.4%, as a result of the company’s focus on improved profitability, with revenue per hectoliter growth driven by inflation-linked price increases and positive brand mix, as well as lower distribution expenses.

•

Asia Pacific EBITDA grew 8.2% to 396m US dollar, as revenue growth driven by volume, brand mix and selected price increases was partially offset by higher cost of sales, and geographic expansion affecting distribution and administrative expenses.

•

Global Export and Holding Companies reported EBITDA of (234)m US dollar in 2012 (2011: (90)m US dollar). The decline is mainly due to an increase in administrative expenses resulting from higher accruals for variable compensation, and the centralization of activities, including the Global Procurement Office in Belgium.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

Million US dollar	Notes	2012	2011

Profit attributable to equity holders of AB InBev		7 243	5 855
Non-controlling interest		2 191	2 104
Profit		9 434	7 959
Income tax expense	12	1 717	1 856
Share of result of associates	16	(624)	(623)
Non-recurring net finance cost	11	18	540
Net finance cost	11	2 188	2 597
Non-recurring items above EBIT (including non-recurring impairment)	8	32	278
Normalized EBIT		12 765	12 607
Depreciation, amortization and impairment		2 747	2 750
Normalized EBITDA		15 511	15 357

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 8 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the years ended 31 December 2012 and 2011:

	2012	2011

US dollar	38.3%	37.5%
Brazilian real	27.1%	28.7%
Euro	7.0%	7.8%
Chinese yuan	6.7%	5.9%
Canadian dollar	5.2%	5.4%
Argentinean peso	4.9%	4.2%
Russian ruble	3.0%	3.3%
Other	7.8%	7.2%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the periods ended 31 December 2012 and 2011:

	2012	2011

US dollar	37.9%	37.4%
Brazilian real	36.9%	38.0%
Canadian dollar	5.7%	5.8%
Argentinean peso	5.3%	4.3%
Euro	4.2%	5.7%
Chinese yuan	2.5%	2.3%
Russian ruble	0.9%	0.9%
Other	6.6%	5.6%

In 2012, the fluctuation of the foreign currency rates had a negative translation impact of (2 421)m US dollar on AB InBev’s revenue (2011: positive impact of 1 137m US dollar), of (1 176)m US dollar on its normalized EBITDA (2011: positive impact of 491m US dollar) and of (1 015)m US dollar on its normalized EBIT (2011: positive impact of 405m US dollar).

AB InBev’s profit (after tax) has been negatively affected by the fluctuation of foreign currencies for (950)m US dollar (2011: positive impact of 312m US dollar), while the negative translation impact on its EPS base (profit attributable to equity holders of AB InBev) was (648)m US dollar or (0.40) US dollar per share (2011: positive impact of 200m US dollar or 0.13 US dollar per share).

The impact of the fluctuation of the foreign currencies on AB InBev’s net debt amounted to 494m US dollar (increase of net debt) in 2012, as compared to an impact of (262)m US dollar (decrease of net debt) in 2011. The impact of the fluctuation of the foreign currencies on the equity attributable to the equity holders of AB InBev amounted to (271)m US dollar (decrease of equity), as compared to an impact of (1 764)m US dollar (decrease of equity) in 2011.

PROFIT

Normalized profit attributable to equity holders of AB InBev was 7 283m US dollar (normalized EPS 4.55 US dollar) in 2012, compared to 6 449m US dollar (normalized EPS 4.04 US dollar) in 2011 (see Note 22 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for 2012 was 7 243m US dollar, compared to 5 855m US dollar for 2011 and includes the following impacts:

•

Net finance costs (excluding non-recurring net finance costs): 2 188m US dollar in 2012 compares to 2 597m US dollar in 2011. Net interest expenses decreased from 2 333m US dollar in 2011 to 1 802m US dollar in 2012 mainly due to reduced net debt levels and the lower coupon resulting from the debt refinancing and repayments which occurred in 2011. Other financial results of (116)m US dollar in 2012 includes gains from derivatives related to the hedging of the company’s share-based payment programs, offset primary by costs of currency and commodity hedges, as well as the payment of bank fees and taxes in the normal course of business. In 2012, non-cash accretion expenses reached (270)m US dollar. The increase compared to last year mainly results from the IFRS accounting treatment for the put option associated with the company’s investment in Cervecería Nacional Dominicana S.A. (“CND”) in Dominican Republic, following the closing of the transaction in May 2012. This expense will be approximately 30m US dollar in a full quarter;

•

Non-recurring net finance costs: In light of the announced acquisition of the remaining stake in Grupo Modelo, AB InBev recognized a non-recurring expense of 18m US dollar in 2012 related to commitment fees for the 2012 Facilities agreement. Such commitment fees accrue and are payable periodically on the aggregate undrawn but available funds under these facilities;

•	Share of result of associates: 624m US dollar in 2012 compared to 623m US dollar in 2011, attributed mainly to the result of Grupo Modelo in Mexico;

•

Income tax expense: 1 717m US dollar with an effective tax rate of 16.3% for 2012 compares with 1 856m US dollar with an effective tax rate of 20.2% in 2011. The decrease in effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims and uncertain tax positions recognized in prior years amounting to 203m US dollar. Excluding the effect of non-recurring items, the normalized effective tax rate was 16.2% in 2012 versus 20.7% in 2011;

•

Profit attributable to non-controlling interest: 2 191m US dollar in 2012, an increase from 2 104m US dollar in 2011, as an improved operating performance in Ambev was partially reduced by currency translation effects.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2012	2011

Cash flow from operating activities	13 268	12 486
Cash flow from investing activities	(11 341)	(2 731)
Cash flow from financing activities	162	(8 996)

Net increase/(decrease) in cash and cash equivalents	2 089	759

Cash flows from operating activities

Million US dollar	2012	2011

Profit	9 434	7 959
Interest, taxes and non-cash items included in profit	6 294	7 420

Cash flow from operating activities before changes in working capital and use of provisions	15 728	15 379

Change in working capital	1 099	1 409
Pension contributions and use of provisions	(621)	(710)
Interest and taxes (paid)/received	(3 658)	(3 998)
Dividends received	720	406

Cash flow from operating activities	13 268	12 486

AB InBev’s cash flow from operating activities reached 13 268m US dollar in 2012 compared to 12 486m US dollar in 2011. The increase mainly results from higher profit generated in 2012.

The working capital improvements reflect primarily the results of on-going payables initiatives. In addition, trade payables increased at year end 2011 and 2012 due to capital expenditures, these payables having on average longer payment terms.

Cash flow from investing activities

Million US dollar	2012	2011

Net capex	(3 089)	(3 256)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(1 412)	(25)
Proceeds from the sale of/(investments in) short-term debt securities	(6 702)	529
Other	(138)	21

Cash flow from investing activities	(11 341)	(2 731)

Net cash used in investing activities was 11 341m US dollar in 2012 as compared to 2 731m US dollar in 2011. During 2012, AB InBev raised 7.5 billion US dollar in senior unsecured bonds and 2.25 billion in euro medium term notes to support the Modelo acquisition. The excess liquidity resulting from these bonds was mainly invested in short-term debt securities and short-term (less than one year) US Treasury Bills pending the closing of the Modelo acquisition. Such US Treasury Bills are of highly liquid nature. See also note 17 Investment securities, note 21 Cash and cash equivalent and note 23 Interest-bearing loans and borrowings. The increase in net cash used in investing activities is further explained by the acquisition of Cervecería Nacional Dominicana S.A. in Dominican Republic in May 2012 – see also Note 6 Acquisitions and disposals of subsidiaries.

AB InBev’s net capital expenditures amounted to 3 089m US dollar in 2012 and 3 256m US dollar in 2011. Out of the total capital expenditures of 2012 approximately 56% was used to improve the company’s production facilities while 35% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2012	2011

Dividends paid	(3 632)	(3 088)
Net (payments on)/proceeds from borrowings	3 649	(4 558)
Net proceeds from the issue of share capital	102	155
Other (including net financing cost other than interest)	43	(1 505)

Cash flow from financing activities	162	(8 996)

The cash inflow from AB InBev’s financing activities amounted to 162m US dollar in 2012, as compared to a cash outflow of 8 996m US dollar in 2011. During 2012, in order to support the Modelo acquisition, AB InBev raised a series of bonds. The excess liquidity resulting from these bonds were mainly invested in short-term debt securities and short-term (less than one year) US Treasury Bills pending the closing of the Modelo acquisition. Such US Treasury Bills are of highly liquid nature. The 2011 cash flow from financing activities reflects net repayments of borrowings. See also note 17 Investment securities, note 21 Cash and cash equivalent and note 23 Interest-bearing loans and borrowings.

Furthermore, AB InBev entered into a 14.0 billion US dollar long-term bank financing, dated as of 20 June 2012 for the purchase of Grupo Modelo’s outstanding shares (“2012 Facilities Agreement”). The 2012 Facilities Agreement provides for a 6 billion US dollar term facility with a maximum maturity of two years from the funding date (“Facility A”) and for an 8 billion US dollar three-year term facility (“Facility B”). In November 2012, the US principal amount of “Facility A” was reduced to 5.1 billion US dollar, following a voluntary cancellation option under the 2012 Facilities Agreement. As of 31 December 2012, both facilities remain undrawn.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2012 amounted to 13 878m US dollar. As of 31 December 2012, the company had total liquidity of 35 143m US dollar, which consisted of 8.0 billion US dollar available under the 2010 senior facilities, 13.1 billion US dollar of commitments under the 14.0 billion US dollar 2012 Facilities Agreement, 165m US dollar under short-term credit facilities and 13 878m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt decreased to 30 114m US dollar as of 31 December 2012, from 34 688m US dollar as of 31 December 2011.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3 632m US dollar), the payment of interests and taxes (3 658m US dollar), the payment associated with the strategic alliance with Cerveria Nacional Dominicana S.A. (1 298m US dollar) and the impact of changes in foreign exchange rates (494m US dollar increase of net debt).

Net debt to normalized EBITDA decreased from 2.26x for the 12-month period ending 31 December 2011 to 1.87x before M&A activity, and to 1.94x on a reported basis for the 12-month period ending 31 December 2012.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2012 was 41 142m US dollar, compared to 37 492m US dollar as at 31 December 2011. The combined effect of the weakening of mainly the closing rates of the Brazilian real and the Argentinean peso and the strengthening of mainly the closing rates of the euro, the pound sterling, the Mexican peso, the Russian ruble and the Chinese yuan resulted in a foreign exchange translation adjustment of (271)m US dollar. Further details on equity movements can be found in the consolidated statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 23 Interest-bearing loans and borrowings and Note 28 Risks arising from financial instruments.

Research and development

Given its focus on innovation, AB InBev places a high value on research and development. In 2012 AB InBev spent 182m US dollar in research and development (2011: 175m US dollar). Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development.

Research and development in process optimization is primarily aimed at capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure), quality improvement and cost management. Newly developed processes, materials and/or equipment are documented in best practices and shared across business zones. Current projects range from malting to bottling of finished products.

Research and development in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation (that is, implementation of existing technology). The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better performance both for the consumer and in terms of financial results, by increasing AB InBev’s competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, AB InBev’s research and development efforts also require an understanding of the strengths and weaknesses of other drink categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to AB InBev’s research and development efforts.

Knowledge management and learning is also an integral part of research and development. AB InBev seeks to continuously increase its knowledge through collaborations with universities and other industries.

AB InBev’s research and development team is briefed annually on the company’s and the business zones’ priorities and approves concepts which are subsequently prioritized for development. Launch time, depending on complexity and prioritization, usually falls within the next calendar year.

The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, AB InBev also has Product, Packaging and Process development teams located in each of the six AB InBev geographic regions focusing on the short-term needs of such regions.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used or the introduction of similar restrictions may constraint AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers for a range of raw materials for beer and soft drinks, and for packaging material. The termination of or material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, investments in companies in which AB InBev does not own a controlling interest and AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets and increased purchasing power of players in AB InBev’s distribution channels, could cause AB InBev to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent AB InBev from increasing prices to recover higher cost and thereby cause AB InBev to reduce margins or lose market share. Any dilution of AB InBev’s brands as a result of competitive trends could also lead to a significant erosion of AB InBev’s profitability. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond quicker to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties. Also, public concern about beer and soft drink consumption and any resulting restrictions may cause the social acceptability of beer and soft drink to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries.

In recent years, there has been an increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result health care concerns related to the harmful use of alcohol (including drunk driving, excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft-drinks. Negative publicity regarding AB InBev’s products and brands or publication of studies indicating a significant risk in using AB InBev’s products generally or changes in consumer perceptions in relation to AB InBev’s products could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Also, minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation by national, local or foreign authorities or higher corporate income tax rates or to new or modified taxation regulations and requirements. An increase in beer excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in emerging European, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Such emerging market risks could adversely impact AB InBev’s business, results of operations and financial condition.

Economic and political events in Argentina may adversely affect our Argentina operations. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could indeed have, and may continue to have, a material adverse effect on AB InBev’s Latin America South operations, their financial condition and their results. Also, if the economic or political situation in Argentina deteriorates, our Latin America South operations may be subject to additional restrictions under a new Argentinean foreign exchange, export repatriation or expropriation regime that could adversely affect AB InBev’s liquidity and operations, and its ability to access such funds from Argentina.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may, despite of it having certain product liability insurance policies in place, be subject to product recalls or other liabilities, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and it faces financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities (including a senior facilities agreement in connection with the public-announced combination with Grupo Modelo S.A.B. de C.V. on 20 June 2012) and accessing the bond markets from time to time based on its financial needs. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including recent significant price volatility and liquidity disruptions in the global credit markets, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev reduced the amount of dividends it paid past years and may continue to restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes. Also, there can be no assurance that the policies in place to manage commodity price and foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. In particular concerns regarding the eurozone sovereign debt crisis may result in increased volatility of euro exchange rates and make it more difficult for AB InBev to successfully hedge the effects of the euro foreign exchange exposure. Further, financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

AB InBev may not be able to successfully carry out further acquisitions and business integrations or restructuring. AB InBev cannot make further acquisitions unless it can identify suitable candidates and agree on terms with them. AB InBev may not be able to successfully complete such transactions. In addition, such transactions may involve the assumption of certain liabilities, which may have a potential impact on AB InBev’s financial risk profile. Further, the price AB InBev may pay in any future acquisition may prove to be too high as a result of various factors.

The acquisition of Grupo Modelo has exposed AB InBev to risks related to the closing of the transaction, significant costs related to the acquisition and potential difficulties in integration of Grupo Modelo into AB InBev’s existing operations and the extraction of synergies from the transaction. Completion of the Modelo acquisition has been conditioned upon, among other things, antitrust approval from U.S. and Mexican authorities. The terms and conditions of any authorizations, approvals and/or clearances still to be obtained may require certain actions, which could have a material adverse effect on AB InBev’s business and diminish substantially the synergies and the advantages which it expects to achieve from the Modelo acquisition. Further, since AB InBev has financed the Modelo acquisition with a senior credit facility and via unsecured bonds, AB InBev has incurred an increased level of debt. AB InBev’s ability to repay its outstanding indebtedness will depend upon market conditions, and unfavourable conditions could increase costs beyond what is anticipated. Such costs could have a material adverse impact on cash flows or AB InBev’s results of operations or both. In addition, an inability to refinance all or a substantial amount of these debt obligations when they become due would have a material adverse effect on AB InBev’s financial condition and results of operations. Also, ratings agencies may downgrade AB InBev’s credit ratings below their current levels as a result of the Modelo acquisition and the incurrence of the related financial indebtedness. Any credit rating downgrade could materially adversely affect AB InBev’s ability to finance its ongoing operations, and to refinance the debt incurred to fund the Modelo acquisition including by increasing its cost of borrowing, significantly harm its financial condition, results of operations and profitability, including its ability to refinance its other existing indebtedness. Finally, although the estimated expense savings, revenue synergies, anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits contemplated by the Modelo acquisition are significant, there can be no assurance that the Modelo acquisition will realize these benefits in the time expected or at all. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of its activities in Cuba based on Cuba’s identification as a state sponsor of terrorism and target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdown, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to minimize potential technology disruptions, such disruptions could disrupt AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

AB InBev’s insurance coverage may not be sufficient. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic financial crisis, such as for example recent concerns regarding the eurozone sovereign debt crisis and the level of U.S. federal debt, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and ADSs.

AB InBev operates its business and markets its products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 31 Contingencies of the consolidated financial statements.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 28 of the 2012 consolidated financial statements on Risks arising from financial instruments contains detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the balance sheet date

Please refer to Note 33 Events after the balance sheet date of the consolidated financial statements.

Corporate governance

For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of AB InBev’s annual report.

Adjusted segment information

Effective 1 January 2013, the revised IFRS standard “IAS 19 Employee Benefits” will be effective with retroactive application required. Hence, the reported numbers for 2012 will be restated for comparison purposes. As of this date, AB InBev will present the net pension interest cost as part of the net finance costs. The tables below provide the segment information per zone for 2012 in the format that will be used by senior management as of 2013 to monitor performance (the “2012 Reference base”). The 2012 Reference base shows retroactively the impact of the revised IAS 19 Employee Benefits, as if the new IAS 19 was effective as from 1 January 2012. In addition the 2012 Reference base reflects the transfer of Ecuador and Peru to the Zone Latin America South. These countries were part of the zone Latin America North in the 2012 audited income statement.

AB INBEV WORLDWIDE	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base

Volumes	93 178	101 678	107 677	100 098	402 631
Revenue	9 332	9 871	10 268	10 287	39 758
Cost of sales	(3 849)	(4 203)	(4 270)	(4 100)	(16 422)
Gross profit	5 483	5 668	5 998	6 187	23 336
Distribution expenses	(941)	(966)	(947)	(933)	(3 787)
Sales & marketing expenses	(1 265)	(1 416)	(1 335)	(1 238)	(5 254)
Administrative expenses	(512)	(522)	(600)	(565)	(2 199)
Other operating income/(expenses)	125	145	186	228	684
Normalized EBIT	2 890	2 909	3 301	3 679	12 779
Normalized EBITDA	3 555	3 598	3 981	4 391	15 525
Normalized EBITDA margin	38.1%	36.4%	38.8%	42.7%	39.0%

NORTH AMERICA	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base

Volumes	29 778	32 898	33 799	28 664	125 139
Revenue	3 731	4 222	4 315	3 760	16 028
Cost of sales	(1 533)	(1 733)	(1 774)	(1 575)	(6 615)
Gross profit	2 198	2 489	2 541	2 184	9 412
Distribution expenses	(316)	(348)	(346)	(309)	(1 319)
Sales & marketing expenses	(422)	(473)	(472)	(427)	(1 794)
Administrative expenses	(120)	(116)	(117)	(99)	(452)
Other operating income/(expenses)	11	18	18	17	64
Normalized EBIT	1 352	1 570	1 624	1 365	5 911
Normalized EBITDA	1 552	1 775	1 828	1 580	6 735
Normalized EBITDA margin	41.6%	42.1%	42.4%	42.0%	42.0%

LATIN AMERICA NORTH	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base

Volumes	29 411	27 135	29 674	36 162	122 382
Revenue	2 808	2 392	2 680	3 388	11 268
Cost of sales	(880)	(798)	(862)	(979)	(3 519)
Gross profit	1 927	1 594	1 817	2 410	7 748
Distribution expenses	(347)	(306)	(291)	(333)	(1 277)
Sales & marketing expenses	(316)	(315)	(285)	(288)	(1 204)
Administrative expenses	(134)	(139)	(211)	(128)	(612)
Other operating income/(expenses)	84	88	118	136	426
Normalized EBIT	1 214	922	1 148	1 797	5 081
Normalized EBITDA	1 383	1 103	1 329	1 972	5 787
Normalized EBITDA margin	49.3%	46.1%	49.6%	58.2%	51.4%

LATIN AMERICA SOUTH	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base

Volumes	10 945	7 612	8 192	11 348	38 097
Revenue	871	606	693	1 039	3 209
Cost of sales	(330)	(271)	(280)	(363)	(1 244)
Gross profit	542	335	413	676	1 966
Distribution expenses	(79)	(60)	(70)	(87)	(296)
Sales & marketing expenses	(87)	(81)	(85)	(83)	(336)
Administrative expenses	(25)	(25)	(29)	(29)	(108)
Other operating income/(expenses)	(4)	(3)	5	6	4
Normalized EBIT	346	165	235	482	1 228
Normalized EBITDA	393	212	278	536	1 419
Normalized EBITDA margin	45.0%	35.0%	40.1%	51.6%	44.2%

WESTERN EUROPE	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base

Volumes	6 198	8 175	7 863	7 295	29 531
Revenue	757	1 006	955	907	3 625
Cost of sales	(338)	(422)	(401)	(389)	(1 550)
Gross profit	419	585	554	517	2 075
Distribution expenses	(87)	(101)	(92)	(84)	(364)
Sales & marketing expenses	(156)	(182)	(163)	(149)	(650)
Administrative expenses	(69)	(58)	(63)	(67)	(257)
Other operating income/(expenses)	2	4	7	11	24
Normalized EBIT	110	248	242	228	828
Normalized EBITDA	194	333	323	313	1 163
Normalized EBITDA margin	25.6%	33.1%	33.9%	34.5%	32.1%

CENTRAL AND EASTERN EUROPE	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base

Volumes	4 322	6 973	6 547	4 943	22 785
Revenue	305	521	467	375	1 668
Cost of sales	(181)	(274)	(248)	(211)	(914)
Gross profit	124	247	219	164	754
Distribution expenses	(40)	(58)	(47)	(39)	(184)
Sales & marketing expenses	(87)	(121)	(87)	(105)	(400)
Administrative expenses	(27)	(23)	(26)	(37)	(113)
Other operating income/(expenses)	(2)	4	3	0	5
Normalized EBIT	(33)	48	63	(16)	62
Normalized EBITDA	16	99	110	32	257
Normalized EBITDA margin	5.1%	18.9%	23.6%	8.6%	15.4%

ASIA PACIFIC	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base

Volumes	10 914	17 113	19 779	9 861	57 667
Revenue	538	768	859	525	2 690
Cost of sales	(327)	(423)	(468)	(347)	(1 565)
Gross profit	212	345	391	177	1 125
Distribution expenses	(45)	(66)	(73)	(51)	(235)
Sales & marketing expenses	(138)	(198)	(194)	(140)	(670)
Administrative expenses	(57)	(65)	(66)	(86)	(274)
Other operating income/(expenses)	25	22	25	49	121
Normalized EBIT	(4)	38	83	(50)	67
Normalized EBITDA	71	117	164	44	396
Normalized EBITDA margin	13.1%	15.2%	19.0%	8.5%	14.7%

GLOBAL EXPORT AND HOLDING COMPANIES	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base

Volumes	1 611	1 772	1 823	1 824	7 030
Revenue	322	355	298	295	1 270
Cost of sales	(260)	(282)	(236)	(237)	(1 015)
Gross profit	62	73	62	58	255
Distribution expenses	(27)	(28)	(28)	(28)	(111)
Sales & marketing expenses	(57)	(46)	(50)	(47)	(200)
Administrative expenses	(82)	(96)	(87)	(117)	(382)
Other operating income/(expenses)	9	12	11	8	40
Normalized EBIT	(95)	(84)	(92)	(127)	(398)
Normalized EBITDA	(53)	(42)	(51)	(85)	(231)

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE GENERAL SHAREHOLDERS’ MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY ANHEUSER-BUSCH INBEV NV/SA AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2012

In accordance with the legal requirements, we report to you on the performance of our mandate of statutory auditor. This report includes our report on the consolidated financial statements for the year ended 31 December 2012 as defined below, as well as our report on other legal and regulatory requirements.

Report on the consolidated financial statements

We have audited the consolidated financial statements of Anheuser-Busch Inbev NV/SA (“the Company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2012 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The total of the consolidated balance sheet amounts to USD 122.621 million and the consolidated statement of income shows a profit for the year of 2012 of USD 9.434 million.

Board of directors’ responsibility for the preparation of the consolidated financial statements

The Company’s board of directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines, is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Statutory auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the statutory auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the statutory auditor considers internal control relevant to the group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the board of directors, as well as evaluating the overall presentation of the consolidated financial statements. We have obtained from the company’s officials and the board of directors the explanations and information necessary for performing our audit.

PwC Bedrijfsrevisoren cvba, burgerlijke vennootschap met handelsvorm – PwC Reviseurs d’Entreprises scrl, société civile à forme commerciale – Financial Assurance Services

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel – RPM Bruxelles / ING BE43 3101 3811 9501 – BIC BBRUBEBB / RBS BE89 7205 4043 3185 – BIC ABNABEBR

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our unmodified opinion.

Unmodified Opinion

In our opinion, the consolidated financial statements give a true and fair view of the group’s net equity and consolidated financial position as of 31 December 2012 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Report on other legal and regulatory requirements

The board of directors is responsible for the preparation and the content of the management report on the consolidated financial statements.

In the framework of our mandate our responsibility is to verify compliance with certain legal and regulatory requirements. On this basis, we provide the following additional statement which does not modify our opinion on the consolidated financial statements:

•

The management report on the consolidated financial statements deals with the information required by law and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the group is facing, and on its financial situation, its foreseeable evolution or the significant influence of certain facts on its future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.

Sint-Stevens-Woluwe, 26 February 2013

The Statutory Auditor
PwC Bedrijfsrevisoren bcvba
Represented by

/s/ Yves Vandenplas
Yves Vandenplas
Bedrijfsrevisor

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2012	2011

Revenue		39 758	39 046
Cost of sales		(16 447)	(16 634)

Gross profit		23 311	22 412

Distribution expenses		(3 785)	(3 313)
Sales and marketing expenses		(5 258)	(5 143)
Administrative expenses		(2 187)	(2 043)
Other operating income/(expenses)	7	684	694

Profit from operations before non-recurring items		12 765	12 607

Restructuring (including impairment losses)	8	(36)	(351)
Business and asset disposal (including impairment losses)	8	58	78
Acquisition costs business combinations	8	(54)	(5)

Profit from operations		12 733	12 329

Finance cost	11	(2 532)	(3 035)
Finance income	11	344	438
Non-recurring net finance cost	8	(18)	(540)

Net finance cost		(2 206)	(3 137)

Share of result of associates	16	624	623

Profit before tax		11 151	9 815

Income tax expense	12	(1 717)	(1 856)

Profit		9 434	7 959

Attributable to:
Equity holders of AB InBev		7 243	5 855
Non-controlling interest		2 191	2 104

Basic earnings per share	22	4.53	3.67
Diluted earnings per share	22	4.45	3.63

Basic earnings per share before non-recurring items[1]	22	4.55	4.04
Diluted earnings per share before non-recurring items[1]	22	4.47	4.00

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2012	2011[2]

Profit	9 434	7 959

Other comprehensive income
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(764)	(1 037)
Effective portion of changes in fair value of net investment hedges	(104)	(229)
Cash flow hedges
Recognized in equity	123	25
Removed from equity and included in profit or loss	(6)	77
Actuarial gains/(losses)	(378)	(676)
Share of other comprehensive results of associates	475	(820)

Other comprehensive income, net of tax	(654)	(2 660)

Total comprehensive income	8 780	5 299

Attributable to:
Equity holders of AB InBev	6 725	3 648
Non-controlling interest	2 055	1 651

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 22 Changes in equity and earnings per share for more details.
[2]	Reclassified to conform to the 2012 presentation.

Consolidated statement of financial position

As at 31 December Million US dollar	Notes	2012	2011

ASSETS
Non-current assets
Property, plant and equipment	13	16 461	16 022
Goodwill	14	51 766	51 302
Intangible assets	15	24 371	23 818
Investments in associates	16	7 090	6 696
Investment securities	17	256	244
Deferred tax assets	18	807	673
Employee benefits	24	12	10
Trade and other receivables	20	1 228	1 339

		101 991	100 104

Current assets
Investment securities	17	6 827	103
Inventories	19	2 500	2 466
Income tax receivable		195	312
Trade and other receivables	20	4 023	4 121
Cash and cash equivalents	21	7 051	5 320
Assets held for sale		34	1

		20 630	12 323

Total assets		122 621	112 427

EQUITY AND LIABILITIES
Equity
Issued capital	22	1 734	1 734
Share premium		17 574	17 557
Reserves		157	381
Retained earnings		21 677	17 820

Equity attributable to equity holders of AB InBev		41 142	37 492

Non-controlling interest		4 299	3 552

		45 441	41 044

Non-current liabilities
Interest-bearing loans and borrowings	23	38 951	34 598
Employee benefits	24	3 699	3 440
Deferred tax liabilities	18	11 168	11 279
Trade and other payables	27	2 313	1 548
Provisions	26	641	874

		56 772	51 739

Current liabilities
Bank overdrafts	21	—	8
Interest-bearing loans and borrowings	23	5 390	5 559
Income tax payable		543	499
Trade and other payables	27	14 295	13 337
Provisions	26	180	241

		20 408	19 644

Total equity and liabilities		122 621	112 427

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev[1]									Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total

As per 1 January 2011	1 733	17 535	(1 233)	379	4 182	(306)	(687)	13 656	35 259	3 540	38 799
Profit	—	—	—	—	—	—	—	5 855	5 855	2 104	7 959
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(944)	—	—	—	(944)	(322)	(1 266)
Cash flow hedges	—	—	—	—	—	118	—	—	118	(16)	102
Actuarial gains/(losses)	—	—	—	—	—	—	(561)	—	(561)	(115)	(676)
Share of other comprehensive results of associates	—	—	—	—	(820)	—	—	—	(820)	—	(820)
Total comprehensive income	—	—	—	—	(1 764)	118	(561)	5 855	3 648	1 651	5 299
Shares issued	1	22	—	—	—	—	—	—	23	—	23
Dividends	—	—	—	—	—	—	—	(1686)	(1686)	(1742)	(3428)
Treasury shares	—	—	96	—	—	—	—	—	96	(10)	86
Share-based payments	—	—	—	157	—	—	—	—	157	18	175
Scope and other changes	—	—	—	—	—	—	—	(5)	(5)	95	90

As per 31 December 2011	1 734	17 557	(1 137)	536	2 418	(188)	(1 248)	17 820	37 492	3 552	41 044

	Attributable to equity holders of AB InBev									Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total

As per 1 January 2012	1 734	17 557	(1 137)	536	2 418	(188)	(1 248)	17 820	37 492	3 552	41 044
Profit	—	—	—	—	—	—	—	7 243	7 243	2 191	9 434
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(746)	—	—	—	(746)	(122)	(868)
Cash flow hedges	—	—	—	—	—	109	—	—	109	8	117
Actuarial gains/(losses)	—	—	—	—	—	—	(356)	—	(356)	(22)	(378)
Share of other comprehensive results of associates	—	—	—	—	475	—	—	—	475	—	475
Total comprehensive income	—	—	—	—	(271)	109	(356)	7 243	6 725	2 055	8 780
Shares issued	—	17	—	—	—	—	—	—	17	—	17
Dividends	—	—	—	—	—	—	—	(2 705)	(2 705)	(1 406)	(4 111)
Treasury shares	—	—	137	—	—	—	—	(56)	81	(7)	74
Share-based payments	—	—	—	157	—	—	—	—	157	18	175
Scope and other changes	—	—	—	—	—	—	—	(625)	(625)	87	(538)

As per 31 December 2012	1 734	17 574	(1 000)	693	2 147	(79)	(1 604)	21 677	41 142	4 299	45 441

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2012 presentation.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2012	2011[1]

OPERATING ACTIVITIES
Profit		9 434	7 959
Depreciation, amortization and impairment	10	2 747	2 783
Impairment losses on receivables, inventories and other assets		106	47
Additions/(reversals) in provisions and employee benefits		146	441
Net finance cost	11	2 206	3 137
Loss/(gain) on sale of property, plant and equipment and intangible assets		(68)	(39)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(19)	(71)
Equity-settled share-based payment expense	25	201	203
Income tax expense	12	1 717	1 856
Other non-cash items included in the profit		(118)	(314)
Share of result of associates	16	(624)	(623)

Cash flow from operating activities before changes in working capital and use of provisions		15 728	15 379

Decrease/(increase) in trade and other receivables		(102)	174
Decrease/(increase) in inventories		(130)	(157)
Increase/(decrease) in trade and other payables		1 331	1 392
Pension contributions and use of provisions		(621)	(710)

Cash generated from operations		16 206	16 078

Interest paid		(1 978)	(2 612)
Interest received		112	308
Dividends received		720	406
Income tax paid		(1 792)	(1 694)

CASH FLOW FROM OPERATING ACTIVITIES		13 268	12 486

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		175	120
Sale of subsidiaries, net of cash disposed of	6	33	454
Acquisition of subsidiaries, net of cash acquired	6	(1 445)	(479)
Purchase of non-controlling interest	22	(110)	(25)
Acquisition of property, plant and equipment and of intangible assets	13/15	(3 264)	(3 376)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	(6 702)	529
Net proceeds from sale/(acquisition) of other assets[1]		(42)	36
Net repayments/(payments) of loans granted		14	10

CASH FLOW FROM INVESTING ACTIVITIES		(11 341)	(2 731)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	22	102	155
Proceeds from borrowings		18 463	17 291
Payments on borrowings		(14 814)	(21 849)
Cash net finance costs other than interests		43	(1 505)
Dividends paid		(3 632)	(3 088)

CASH FLOW FROM FINANCING ACTIVITIES		162	(8 996)

Net increase/(decrease) in cash and cash equivalents		2 089	759

Cash and cash equivalents less bank overdrafts at beginning of year		5 312	4 497
Effect of exchange rate fluctuations		(350)	56

Cash and cash equivalents less bank overdrafts at end of period	21	7 051	5 312

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2012 presentation.

Notes to the consolidated financial statements

Corporate information	26

Statement of compliance	26

Summary of significant accounting policies	26

Use of estimates and judgments	37

Segment reporting	38

Acquisitions and disposals of subsidiaries	39

Other operating income/(expenses)	41

Non-recurring items	41

Payroll and related benefits	42

Additional information on operating expenses by nature	42

Finance cost and income	43

Income taxes	45

Property, plant and equipment	46

Goodwill	46

Intangible assets	48

Investment in associates	49

Investment securities	49

Deferred tax assets and liabilities	49

Inventories	50

Trade and other receivables	51

Cash and cash equivalents	52

Changes in equity and earnings per share	52

Interest-bearing loans and borrowings	54

Employee benefits	56

Share-based payments	59

Provisions	62

Trade and other payables	63

Risks arising from financial instruments	63

Operating leases	73

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	74

Contingencies	75

Related parties	76

Events after the balance sheet date	78

AB InBev companies	79

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands – those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 118 000 employees based in 23 countries worldwide. In 2012, AB InBev realized 39.8 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World.

The consolidated financial statements of the company for the year ended 31 December 2012 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the Board of Directors on 26 February 2013.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2012 (collectively “IFRS”). AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2012.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

(A)	BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B)	FUNCTIONAL AND PRESENTATION CURRENCY

Effective 1 January 2009, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar, reflecting the post-Anheuser-Busch acquisition profile of the company’s revenue and cash flows, which are now primarily generated in US dollar and US dollar-linked currencies. AB InBev believes that this change provides greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. Unless otherwise specified, all financial information included in these financial statements have been stated in US dollar and has been rounded to the nearest million. The functional currency of the parent company is the euro.

(C)	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D)	PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which AB InBev, directly or indirectly, has an interest of more than half of the voting rights or, otherwise, has control, directly or indirectly, over the operations so as to govern the financial and operating policies in order to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Jointly controlled entities are those entities over whose activities AB InBev has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Jointly controlled entities are consolidated using the proportionate method of consolidation.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. In certain instances, the company may hold directly and indirectly an ownership interest of 50% or more in an entity, yet not have effective control. In these instances, such investments are accounted for as associates. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred obligations in respect of the associate.

The financial statements of the company’s subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, jointly controlled entity or associate are prepared as of a different date from that of AB InBev (e.g. Modelo), adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, jointly controlled entities or associates from AB InBev’s reporting period is no more than three months.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries and associates is set out in Note 34 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2012, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(F)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2011 and 2012.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	2012	2011	2012	2011

Argentinean peso	4.917311	4.303188	4.544242	4.124808
Brazilian real	2.043500	1.875798	1.947644	1.660243
Canadian dollar	0.995679	1.021330	1.000770	0.981580
Chinese yuan	6.230640	6.305587	6.312949	6.467171
Euro	0.757920	0.772857	0.775893	0.709397
Pound sterling	0.618538	0.645567	0.629801	0.621823
Russian ruble	30.372685	32.195667	31.116623	28.953797
Ukrainian hryvnia	7.992997	7.989837	7.991152	7.955556

(G)	INTANGIBLE ASSETS

RESEARCH AND DEVELOPMENT

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy P).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUPPLY AND DISTRIBUTION RIGHTS

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory.

Acquired customer relationships in a business combination are initially recognized at fair value as supply rights to the extent that they arise from contractual rights. If the IFRS recognition criteria are not met, these relationships are subsumed under goodwill.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Amortization related to supply and distribution rights is included within sales and marketing expenses.

BRANDS

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

SOFTWARE

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred.

Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

OTHER INTANGIBLE ASSETS

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses.

Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

AMORTIZATION

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development cost related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer accounting policy P).

GAINS AND LOSSES ON SALE

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H)	BUSINESS COMBINATIONS

The company applies the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

(I)	GOODWILL

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method. Business combinations entered into before 31 March 2004, were accounted for in accordance with IAS 22 Business Combinations. This means that acquired intangibles such as brands were subsumed under goodwill for those transactions. Effective 1 January 2010, when AB InBev acquires non-controlling interests any difference between the cost of acquisition and the non-controlling interest’s share of net assets acquired is accounted for as an equity transaction in accordance with IAS 27 Consolidated and Separate Financial Statements.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer accounting policy P).

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations.

Expenditure on internally generated goodwill is expensed as incurred.

(J)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUBSEQUENT EXPENDITURE

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

DEPRECIATION

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 33 years

Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years

Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 - 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

GAINS AND LOSSES ON SALE

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K)	ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets, is the same as for depreciable assets that are owned (refer accounting policies J and P).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(L)	INVESTMENTS

All investments are accounted for at trade date.

INVESTMENTS IN EQUITY SECURITIES

Investments in equity securities are undertakings in which AB InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in other comprehensive income.

On disposal of an investment, the cumulative gain or loss previously recognized directly in other comprehensive income is recognized in profit or loss.

INVESTMENTS IN DEBT SECURITIES

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in other comprehensive income. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement.

Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with maturities of more than three months when acquired and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

OTHER INVESTMENTS

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in other comprehensive income. Impairment charges are recognized in the income statement.

(M)	INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(N)	TRADE AND OTHER RECEIVABLES

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date.

An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. An impairment loss is recognized in the statement of income, as are subsequent recoveries of previous impairments.

(O)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(P)	IMPAIRMENT

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the business unit level (that is one level below a reporting segment). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity investments classified as available for sale and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

REVERSAL OF IMPAIRMENT LOSSES

Non-financial assets other than goodwill and equity investments classified as held for sale that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(Q)	SHARE CAPITAL

REPURCHASE OF SHARE CAPITAL

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

DIVIDENDS

Dividends are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

SHARE ISSUANCE COSTS

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R)	PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

RESTRUCTURING

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

DISPUTES AND LITIGATIONS

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions both initiated by third parties and initiated by AB InBev relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities, and alcohol industry litigation matters.

(S)	EMPLOYEE BENEFITS

POST-EMPLOYMENT BENEFITS

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a)	Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b)	Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, interest cost, the expected return on any plan assets, past service costs and the effect of any curtailments or settlements. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less any past service costs not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of, or changes to, post-employment benefits. They are recognized as an expense over the average period that the benefits vest. Actuarial gains and losses comprise, for assets and liabilities, the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions on the plans’ liabilities. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of comprehensive income.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent of any cumulative unrecognized past service costs plus any economic benefits available to AB InBev either from refunds or reductions in future contributions.

OTHER POST-EMPLOYMENT OBLIGATIONS

Some AB InBev companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

TERMINATION BENEFITS

Termination benefits are recognized as an expense when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

BONUSES

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T)	SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. AB InBev adopted IFRS 2 Share-based Payment on 1 January 2005 to all awards granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(U)	INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(V)	TRADE AND OTHER PAYABLES

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(W)	INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on initial recognition of goodwill, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax claims are recorded within provisions on the balance sheet (refer accounting policy R).

(X)	INCOME RECOGNITION

Income is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the income can be measured reliably.

GOODS SOLD

In relation to the sale of beverages and packaging, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates, discounts for cash payments and excise taxes.

RENTAL AND ROYALTY INCOME

Rental income is recognized under other operating income on a straight-line basis over the term of the lease. Royalties arising from the use by others of the company’s resources are recognized in other operating income on an accrual basis in accordance with the substance of the relevant agreement.

GOVERNMENT GRANTS

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

FINANCE INCOME

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness (refer accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

DIVIDEND INCOME

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)	EXPENSES

FINANCE COSTS

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness (refer accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer accounting policy U). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

RESEARCH AND DEVELOPMENT, ADVERTISING AND PROMOTIONAL COSTS AND SYSTEMS DEVELOPMENT COSTS

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer accounting policy G).

PURCHASING, RECEIVING AND WAREHOUSING COSTS

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z)	DERIVATIVE FINANCIAL INSTRUMENTS

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be exchanged or the liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge relation is determined to be effective.

CASH FLOW HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is reclassified into the income statement immediately.

FAIR VALUE HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

NET INVESTMENT HEDGE ACCOUNTING

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

(AA)	SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by management.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. A geographical segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In accordance with IFRS 8 Operating segments AB InBev’s reportable geographical segments were determined as North America, Latin America North, Latin America South, Western Europe, Central and Eastern Europe, Asia Pacific and Global Export and Holding Companies. The company’s assets are predominantly located in the same geographical areas as its customers.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated assets comprise interest bearing loans granted, investment securities, deferred tax assets, income taxes receivable, cash and cash equivalent and derivative assets. Unallocated liabilities comprise equity and non-controlling interest, interest bearing loans, deferred tax liabilities, bank overdrafts, income taxes payable and derivative liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB)	NON-RECURRING ITEMS

Non-recurring items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-recurring items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(CC)	DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2012, they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments that are expected to have the most significant impact include:

•

Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the company recognizes related restructuring or termination costs.

Similar to the 2012 effective version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest component. As a consequence, the company has determined that, once IAS 19 (Revised 2011) becomes mandatory, the net interest component will be presented as part of the company’s net finance cost. This change in presentation is in line with IAS 1, which permits entities to provide disaggregated information in the performance statements.

Had IAS 19 (Revised 2011) been already applied in 2012, the total pre-tax pension expense would have been 146m US dollar higher. The impact is mainly caused by the change in the calculation of returns on assets aforementioned. On the same basis, had the company presented the net interest component separately as part of its net finance cost as at 31 December 2012, profit from operations would have been 14m US dollar higher and net finance costs would have been 160m US dollar higher.

IAS 19 (Revised 2011) would cause no material impact on net defined benefit obligation at 31 December 2012.

The revised standard will be effective for annual periods beginning on or after 1 January 2013, with retrospective application required. Hence the reported numbers for 2012 will be restated accordingly for comparison purposes.

IAS 27 Separated Financial Statements (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

IAS 28 Investments in Associates (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

IFRS 9 becomes mandatory for AB InBev’s 2015 consolidated financial statements. The other standards become mandatory for AB InBev’s 2013 consolidated financial statements. The impacts of IAS 19 Revised Employee Benefits on its consolidated financial statements are described above. For the other standards aforementioned, it is anticipated that their application will not have a material impact on AB InBev’s consolidated financial statements in the period of initial application.

OTHER STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS

A number of other amendments to standards are effective for annual periods beginning after 1 January 2012, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

All figures in the table below are stated in million US dollar, except volume (million hls) and full time equivalents (FTE in units).

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Volume	125	125	126	120	34	34	30	31	23	26	58	56	7	7	403	399

Revenue	16 028	15 304	11 455	11 524	3 023	2 704	3 625	3 945	1 668	1 755	2 690	2 317	1 270	1 496	39 758	39 046

Cost of sales	(6 637)	(6 726)	(3 650)	(3 738)	(1 114)	(1 040)	(1 550)	(1 652)	(914)	(984)	(1 565)	(1 319)	(1 018)	(1 174)	(16 447)	(16 634)
Distribution expenses	(1 317)	(807)	(1 311)	(1 332)	(263)	(227)	(364)	(409)	(184)	(224)	(235)	(193)	(111)	(120)	(3 785)	(3 313)
Sales and marketing expenses	(1 798)	(1 640)	(1 245)	(1 263)	(296)	(272)	(649)	(760)	(400)	(420)	(670)	(588)	(200)	(200)	(5 258)	(5 143)
Administrative expenses	(458)	(475)	(600)	(535)	(93)	(85)	(267)	(305)	(113)	(108)	(274)	(221)	(382)	(314)	(2 187)	(2 043)
Other operating income/(expenses)	64	54	426	462	4	1	24	37	5	2	121	90	40	48	684	694
Normalized profit from operations (EBIT)	5 881	5 710	5 074	5 118	1 261	1 081	819	856	62	21	67	86	(400)	(264)	12 765	12 607

Non-recurring items (refer Note 8)	47	(188)	(26)	21	—	(6)	(2)	(123)	(5)	—	2	(9)	(47)	27	(32)	(278)
Profit from operations (EBIT)	5 928	5 521	5 049	5 139	1 261	1 076	817	733	57	21	69	77	(447)	(238)	12 733	12 329

Net finance cost	(437)	(591)	(362)	(168)	(56)	(60)	(357)	(360)	(117)	(88)	—	12	(877)	(1 882)	(2 206)	(3 137)
Share of result of associates	623	622	—	—	—	—	1	1	—	—	—	—		—	624	623
Profit before tax	6 114	5 552	4 687	4 971	1 205	1 016	461	374	(60)	(67)	69	89	(1 324)	(2 120)	11 151	9 815

Income tax expense	(1 386)	(1 637)	(491)	(765)	(340)	(289)	(138)	(84)	(13)	13	(53)	(42)	704	948	(1 717)	(1 856)

Profit	4 729	3 915	4 195	4 206	866	727	322	290	(73)	(54)	16	47	(621)	(1 172)	9 434	7 959

Normalized EBITDA	6 706	6 573	5 801	5 814	1 432	1 254	1 155	1 225	257	225	396	356	(234)	(90)	15 511	15 357
Non-recurring items (including impairment)	47	(188)	(26)	21	—	(6)	(2)	(123)	(5)	—	2	(9)	(47)	27	(32)	(278)
Depreciation, amortization and impairment	(824)	(864)	(726)	(696)	(170)	(172)	(336)	(369)	(195)	(204)	(329)	(270)	(166)	(175)	(2 747)	(2 750)
Net finance cost	(437)	(591)	(362)	(168)	(56)	(60)	(357)	(360)	(117)	(88)	—	12	(877)	(1 882)	(2 206)	(3 137)
Share of results of associates	623	622	—	—	—	—	1	1	—	—	—	—	—	—	624	623
Income tax expense	(1 386)	(1 637)	(491)	(765)	(340)	(289)	(138)	(84)	(13)	13	(53)	(42)	704	948	(1 717)	(1 856)

Profit	4 729	3 915	4 195	4 206	866	727	322	290	(73)	(54)	16	47	(621)	(1 172)	9 434	7 959

Normalized EBITDA margin in %	41.8%	42.9%	50.6%	50.5%	47.4%	46.4%	31.9%	31.1%	15.4%	12.8%	14.7%	15.4%	—	—	39.0%	39.3%

Segment assets	72 845	71 233	18 426	17 133	4 176	3 969	5 939	5 676	2 153	2 179	5 028	4 577	3 865	4 475	112 432	109 242
Intersegment elimination															(5 557)	(3 978)
Non-segmented assets															15 746	7 163

Total assets															122 621	112 427

Segment liabilities	8 292	6 762	7 383	6 004	1 627	1 232	3 751	3 009	578	526	2 467	1 921	2 254	3 923	26 353	23 377
Intersegment elimination															(5 557)	(3 978)
Non-segmented liabilities															101 825	93 028

Total liabilities															122 621	112 427

Gross capex	449	384	1 225	1 703	287	239	295	300	127	161	786	607	143	279	3 313	3 673
Additions to/(reversals of) provisions	13	81	134	82	2	1	3	116	1	—	(2)	11	(208)	(8)	(57)	283
FTE	17 137	17 924	37 789	33 076	8 787	8 641	8 066	7 832	9 510	10 551	34 455	36 046	1 888	2 208	117 632	116 278

Net revenue from the beer business amounted to 35 914m US dollar while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 844m US dollar.

Net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represented 873m US dollar and 1 160m US dollar, respectively.

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position of AB InBev for 31 December 2012 and 2011:

Million US dollar	2012 Acquisitions	2011 Acquisitions	2012 Disposals	2011 Disposals

Non-current assets
Property, plant and equipment	382	123	(11)	—
Intangible assets	540	242	—	—
Deferred tax assets	—	7	—	—
Trade and other receivables	312	—	—	—

Current assets
Inventories	39	18	(4)	—
Income tax receivable	5	—	—	—
Trade and other receivables	48	6	—	—
Cash and cash equivalents	29	46	(6)	—
Assets held for sale	2	—	—	—

Non-current liabilities
Interest-bearing loans and borrowings	(229)	—	—	—
Trade and other payables	(10)	(35)	—	—
Employee benefits	(11)	—	—	—
Provisions	(21)	—	—	—
Deferred tax liabilities	(145)	(15)	—	—

Current liabilities
Interest-bearing loans and borrowings	(45)	—	—	—
Income tax payable	—	(2)	—	—
Trade and other payables	(59)	(29)	4	—

Net identifiable assets and liabilities	837	361	(17)	—

Goodwill on acquisitions	1 113	158	—	—
Loss/(gain) on disposal	—	—	(22)	—
Decrease/(increase) on non-controlling interests on shareholdings increases	(334)	—	—	—
Consideration to be paid	(2)	(1)	—	—
Net cash paid on prior years acquisitions	14	7	—	—
Non-cash consideration	(154)	—	—	—
Collection of receivables from prior years disposals	—	—	—	(454)

Consideration paid/(received), satisfied in cash	1 474	525	(39)	(454)

Cash (acquired)/ disposed of	(29)	(46)	6	—

Net cash outflow/(inflow)	1 445	479	(33)	(454)

2012 ACQUISITIONS

ACQUISITION OF CERVECERIA NACIONAL DOMINICANA

On 11 May 2012, AB InBev announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of 1 025m US dollar and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for 237m US dollar at the closing date. During the second half of 2012, as part of the same transaction, Ambev acquired an additional 0.99% stake from other minority holders, through a cash payment of 36m US dollar. As at 31 December 2012 Ambev owns a total indirect interest of 52.0% in CND.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the Statement of financial position as at 31 December is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of CND’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill. The non-controlling interest of Dominican Republic was measured based on the proportional share of the identifiable net assets. The transaction resulted in the provisional recognition of goodwill for an amount of 1 092m US dollar as at 31 December 2012. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and expected synergies. Part of the goodwill will be deductible for tax purposes. Acquisition related costs amount to 8m US dollar and are included in the income statement – see Note 8 Non-recurring items.

As of the completion date of the acquisition, CND contributed 369m US dollar to the revenue and 67m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2012 it is estimated that AB InBev’s revenue and profit would have been higher by 145m US dollar and 24m US dollar, respectively.

As part of the shareholders agreement between Ambev and ELJ, a put and call option is in place, which may result in Ambev acquiring additional Class B shares of CND. The put option granted to ELJ is exercisable as of the first year following the transaction and the call option is exercisable as of 1 January 2019. The valuation of these options is based on the EBITDA of the consolidated operations in Dominican Republic. As of 31 December 2012 the put option was valued at 1 040m US dollar and was recognized as a financial liability against equity. No value was allocated to the call option.

OTHER ACQUISITIONS

In the US, the company acquired Western Beverage LLC in Eugene, Oregon in January and K&L Distributors, Inc. in Renton, Washington in July, both major wholesalers in those territories. Furthermore, Ambev acquired all the shares issued by the company Lachaise Aromas e Participações Ltda., whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates and the company Lambert & Cia Ltda, which is a distribution center located in the southern region of Brazil. The acquired businesses had an immaterial impact on profit in 2012. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During 2012, AB InBev paid 14m US dollar to former Anheuser-Busch shareholders (7m US dollar in 2011). By 31 December 2012, 11m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2011 ACQUISITIONS

On 28 February 2011, the company closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province.

On 1 May 2011, the company acquired Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer.

On 31 May 2011, the company closed an agreement with Henan Weixue Beer Group Co. Ltd (China) to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery.

On 30 December 2011, the company acquired Premium Beers of Oklahoma distributorship in Oklahoma City, United States, a major wholesaler in that territory.

These acquired businesses had an immaterial impact on profit in 2011.

2012 DISPOSALS

On 1 July 2012, AB InBev sold its investment in the company Eagle Brands Wedco in Miami, Florida, US for a total gross consideration of 39m US dollar. As a result of the sale, AB InBev recorded a non-recurring gain of 22m US dollar – see Note 8 Non-recurring items.

2011 DISPOSALS

No disposals occurred during 2011.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. In July 2011, AB InBev sold the deferred consideration, including accrued interest, to a third party for a gross proceed of 454m US dollar and recognized a non-recurring gain of 45m US dollar – see Note 8 Non-recurring items.

7.	OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2012	2011

Government grants	469	418
License income	111	98
Net (additions to)/reversals of provisions	(15)	23
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	38	45
Net rental and other operating income	81	110

	684	694

Research expenses as incurred	182	175

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2012, the company expensed 182m US dollar in research, compared to 175m US dollar in 2011. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

8.	NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

Million US dollar	2012	2011

Restructuring (including impairment losses)	(36)	(351)
Business and asset disposal (including impairment losses)	58	78
Acquisition costs business combinations	(54)	(5)

Impact on profit from operations	(32)	(278)

Non-recurring net finance cost	(18)	(540)
Non-recurring taxes	(1)	214
Non-recurring non-controlling interest	11	10

Net impact on profit attributable to equity holders of AB InBev	(40)	(594)

The non-recurring restructuring charges for 2012 total (36)m US dollars. These charges primarily relate to organizational alignments in North America and Europe and to the integration of Cervecería Nacional Dominicana S.A. in order to eliminate overlap or duplicated processes. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

The 2012 business and asset disposals (including impairment losses) resulted in a net gain of 58m US dollars mainly attributable to the sale of non-core assets in the United States, with a net gain of 51m US dollars and a 7m US dollar reversal of provisions for contractual exposures related to divestitures of previous years.

Acquisition costs of business combinations amount to (54)m US dollars for the year ended 31 December 2012 relating to cost incurred for the combination with Grupo Modelo announced on 29 June 2012 and the acquisition of Cervecería Nacional Dominicana S.A. on 11 May 2012 – see also Note 6 Acquisitions and disposals of subsidiaries.

The 2011 non-recurring restructuring charges (including impairment losses) total (351)m US dollars. These charges primarily relate to organizational alignments and outsourcing activities in Western Europe, North America, China and Latin America South.

The 2011 business and asset disposals (including impairment losses) resulted in a net gain of 78m US dollar. 45m US dollars represent the net effect of the collection in July 2011 of the deferred consideration related to the disposal of the Central European operations in 2009 – see also Note 6 Acquisitions and disposals of subsidiaries. Furthermore, a net gain of 21m US dollars was realized on the sale of non-core assets in Brazil and a reversal of a non-recurring impairment loss on current assets was recognized for an amount of 11m US dollars.

The 2011 acquisition costs of business combinations amount to (5)m US dollars for 2011 – see also Note 6 Acquisitions and disposals of subsidiaries.

The company also incurred non-recurring net finance costs of (18)m US dollars for the year ended 31 December 2012 versus (540)m US dollar for the year ended 31 December 2011 – see also Note 11 Finance cost and income.

All the above amounts are before income taxes. The 2012 and 2011 non-recurring items as at 31 December increased income taxes by 1m US dollar and decreased income taxes by 214m US dollar respectively.

Non-controlling interest on the non-recurring items amounts to 11m US dollar in 2012 versus 10m US dollar in 2011.

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2012	2011

Wages and salaries	(3 199)	(3 147)
Social security contributions	(607)	(574)
Other personnel cost	(680)	(623)
Pension expense for defined benefit plans	(86)	(231)
Share-based payment expense	(201)	(204)
Contributions to defined contribution plans	(41)	(39)

	(4 814)	(4 818)

Number of full time equivalents (FTE)	117 632	116 278

The number of full time equivalents can be split as follows:

	2012	2011

AB InBev NV (parent company)	319	316
Other subsidiaries	115 343	113 970
Proportionally consolidated entities	1 970	1 992

	117 632	116 278

Note 5 Segment reporting contains the split of the FTE by geographical segment.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2012 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 005	5	—
Distribution expenses	105	1	—
Sales and marketing expenses	220	173	—
Administrative expenses	133	105	—
Other operating expenses	—	—	—
Non-recurring items	—	—	—

	2 463	284

Depreciation, amortization and impairment charges were included in the following line items of the 2011 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	1 982	5	—
Distribution expenses	111	1	—
Sales and marketing expenses	244	156	—
Administrative expenses	119	127	—
Other operating expenses	5	—	—
Non-recurring items	33	—	—

	2 494	289	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 3m US dollar in 2011 from the aggregate depreciation, amortization and impairment expense to cost of goods sold. In 2012 this reallocation was immaterial.

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2012	2011

Interest expense	(2 065)	(2 767)
Capitalization of borrowing costs	57	110
Accretion expense	(270)	(209)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(103)	(26)
Tax on financial transactions	(59)	(35)
Other financial costs, including bank fees	(92)	(108)

	(2 532)	(3 035)

Non-recurring finance costs	(18)	(540)

	(2 550)	(3 575)

Finance costs, excluding non-recurring items, decreased by 503m US dollar from prior year mainly driven by lower interest charges. This decrease was partially offset by higher accretion expenses, net foreign exchange losses and taxes on financial transactions.

Interest expense decreased by 702m US dollar compared to 2011. The decrease is due to lower debt positions and lower coupon resulting from the debt refinancing and repayments which occurred in 2011.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

In 2011 AB InBev incurred 540m US dollar non-recurring finance costs as a result of the repayments and refinancing of the senior facilities, generating negative mark-to-market adjustments resulting in hedging losses of 235m US dollar on interest rate swaps that became ineffective and incremental accretion expenses of 12m US dollar. Additionally, AB InBev incurred finance costs of 245m US dollar as a result of the early redemption of a 1.25 billion US dollar note maturing in January 2014 and bearing interest at a rate of 7.20%; and of 500m US dollar securities by Ambev, maturing in September 2013 and bearing interest at a rate of 8.75% (“Bond 13”). AB InBev also incurred incremental accretion expenses of 48m US dollar related to the early redemption of certain Anheuser-Busch notes. These amounts have been recorded as non-recurring finance costs.

In light of the announced acquisition of the remaining stake in Grupo Modelo, AB InBev recognized a non-recurring expense of 18m US dollar in 2012 related to commitment fees for the 2012 Facilities agreement. Such commitment fees accrue and are payable periodically on the aggregate undrawn but available funds under these facilities. See also note 23 Interest-bearing loans and borrowings.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 28 Risks arising from financial instruments.

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2012	2011

Financial liabilities measured at amortized cost - not hedged	(1 972)	(2 153)
Fair value hedges - hedged items	(97)	(204)
Fair value hedges - hedging instruments	43	(62)
Cash flow hedges - hedged items	(6)	(102)
Cash flow hedges - hedging instruments (reclassified from equity)	(47)	(182)
Net investment hedges - hedging instruments (interest component)	55	(82)
Economic hedges - hedged items not part of a hedge accounting relationship	(27)	(29)
Economic hedges - hedging instruments not part of a hedge accounting relationship	(14)	47

	(2 065)	(2 767)

The financial liabilities per type of hedging relationship are mainly comprised of the following:

•	Financial liabilities measured at amortized cost – not hedged, relate mainly to bonds, unsecured bank loans and commercial papers;

•	Fair value hedges, relate mainly to bonds hedged for the foreign currency and the interest rate fair value risk;

•

Cash flow hedges, relate mainly to the 2010 senior facilities floating-rate loans, issued bonds hedged for the foreign currency and the interest rate risk and future bond issuances hedged for the interest rate risk;

•

Net investment hedges contracted to hedge the net assets of the company’s foreign operations from the foreign currency risk. Derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Argentinean peso, Brazilian real, Bolivian boliviano, euro, Canadian dollar, Chilean peso, Dominican peso, pound sterling, Russian ruble, and US dollar.

•	Economic hedges, for which no hedge accounting was applied, relates mainly to the Swiss franc fixed-rate bond that was hedged for the foreign currency and the interest rate risk.

For further information on instruments hedging AB InBev’s interest rate risk see the section B of the Note 28 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2012	2011

Interest income	206	324
Net gains on hedging instruments that are not part of a hedge accounting relationship	108	58
Net gains from hedge ineffectiveness	13	16
Other financial income	17	40

	344	438

In 2012, AB InBev incurred 108m US dollar of net gains on hedging instruments that are not part of a hedge accounting relationship arising mainly from positive results on derivative contracts entered into to hedge risks associated with different share based payment programs, partially offset by costs of currency hedges.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2012	2011

Cash and cash equivalents	132	167
Investment debt securities held for trading	41	95
Loans to customers	3	7
Other loans and receivables	30	55

	206	324

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2012	2011

Fair value hedges - hedged items	4	(72)
Fair value hedges - hedging instruments	(4)	75
Cash flow hedges - hedged items	(31)	(32)
Cash flow hedges - hedging instruments (reclassified from equity)	40	33
Economic hedges - hedged items not part of a hedge accounting relationship	(86)	(9)
Economic hedges - hedging instruments not part of a hedge accounting relationship	37	39
Other results - not hedged	(63)	(60)

	(103)	(26)

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 28 Risks arising from financial instruments.

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2012	2011

Current tax expense
Current year	(2 126)	(2 188)
(Underprovided)/overprovided in prior years	242	115

	(1 884)	(2 073)

Deferred tax (expense)/income
Origination and reversal of temporary differences	231	166
(Utilization)/recognition of deferred tax assets on tax losses	(64)	10
Recognition of previously unrecognized tax losses	—	41

	167	217

Total income tax expense in the income statement	(1 717)	(1 856)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2012	2011

Profit before tax	11 151	9 815
Deduct share of result of associates	624	623

Profit before tax and before share of result of associates	10 527	9 192

Adjustments on taxable basis
Expenses not deductible for tax purposes	241	342
Taxable intercompany dividends	394	303
Non-taxable financial and other income	(717)	(611)

	10 445	9 226

Aggregated weighted nominal tax rate	32.8%	33.7%

Tax at aggregated weighted nominal tax rate	(3 428)	(3 105)

Adjustments on tax expense
Utilization of tax losses not previously recognized	131	69
Recognition of deferred tax assets on previous years’ tax losses	—	41
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(129)	(101)
(Underprovided)/overprovided in prior years	242	115
Tax savings from tax credits and special tax status	1 274	1 241
Change in tax rate	(18)	75
Withholding taxes	(143)	(152)
Other tax adjustments	354	(39)

	(1 717)	(1 856)

Effective tax rate	16.3%	20.2%

The total income tax expense amounts to 1 717m US dollar in 2012 compared to 1 856m US dollar in 2011. The effective tax rate decreased from 20.2% to 16.3% from 2011 to 2012. The decrease in effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims and uncertain tax positions recognized in prior years amounting to 203m US dollar.

The normalized effective tax rate in 2012 is 16.2% (2011: 20.7%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective rate may not be comparable to other companies.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2012	2011

Income tax (losses)/gains
Actuarial gains and losses on pensions	176	282
Cash flow hedges	(37)	33
Net investment hedges	68	(26)

13.	PROPERTY, PLANT AND EQUIPMENT

	2012					2011
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	7 849	18 781	3 239	1 488	31 357	30 296
Effect of movements in foreign exchange	(91)	(264)	(38)	(57)	(450)	(1 263)
Acquisitions	16	445	110	2 461	3 032	3 216
Acquisitions through business combinations	204	158	19	3	384	123
Disposals	(109)	(702)	(217)	(15)	(1 043)	(857)
Disposals through the sale of subsidiaries	(11)	(6)	—	—	(17)	—
Transfer (to)/from other asset categories and other movements	315	1 576	215	(2 261)	(155)	(158)

Balance at end of the period	8 173	19 988	3 328	1 619	33 108	31 357

Depreciation and impairment losses
Balance at end of previous year	(2 433)	(10 463)	(2 435)	(4)	(15 335)	(14 403)
Effect of movements in foreign exchange	18	116	22	—	156	714
Disposals	60	642	204	—	906	778
Disposals through the sale of subsidiaries	1	3	—	—	4	—
Depreciation	(321)	(1 757)	(323)	—	(2 401)	(2 401)
Impairment losses	(1)	(58)	(1)	(2)	(62)	(91)
Transfer to/(from) other asset categories and other movements	60	7	15	3	85	68

Balance at end of the period	(2 616)	(11 510)	(2 518)	(3)	(16 647)	(15 335)

Carrying amount
at 31 December 2011	5 416	8 318	804	1 484	16 022	16 022
at 31 December 2012	5 557	8 478	810	1 616	16 461	—

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 104m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 415m US dollar as at 31 December 2012 compared to 689m US dollar as at 31 December 2011. The decrease results from projects becoming operational in 2012, mainly in Brazil and China.

14.	GOODWILL

Million US dollar	2012	2011

Acquisition cost
Balance at end of previous year	51 309	52 505
Effect of movements in foreign exchange	(643)	(1 336)
Purchases of non-controlling interest	(6)	(18)
Acquisitions through business combinations	1 113	158

Balance at end of year	51 773	51 309

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of year	(7)	(7)

Carrying amount
at 31 December 2011	51 302	51 302
at 31 December 2012	51 766	—

Goodwill increased from 51 302m US dollar per end of December 2011 to 51 766m US dollar per end of December 2012.

2012 movements represent a (643)m US dollar effect of movements in foreign currency exchange rates (2011: (1 336)m US dollar), a subsequent fair value adjustment of (6)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years (2011: (18)m US dollar) and goodwill recognition of 1 113m US dollar for acquisitions through business combinations that took place in 2012 (2011: 158m US dollar). The business combination that resulted in the recognition of goodwill in 2012 are the acquisition of Cervecería Nacional Dominicana S.A in Dominican Republic in May 2012, the acquisition of Western Beverage LLC and K&L Distributors Inc. in the United States and the acquisition of Lachaise Aromas e Participações Ltda and Lambert & Cia Ltda by Ambev in Brazil.

The business combinations that resulted in the recognition of goodwill in 2011 were the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd in China on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd in China on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) in the United States on 01 May 2011. – see also Note 6 Acquisitions and disposals of subsidiaries.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar
Business unit	2012	2011

USA	32 654	32 654
Brazil	8 743	9 505
Canada	2 078	2 026
China	1 925	1 901
Germany/Italy/Switzerland/Austria	1 469	1 440
Hispanic Latin America	1 345	1 400
Dominican Republic	1 089	—
Russia/Ukraine	1 057	1 010
Global Export/Spain	698	685
UK/Ireland	609	584
Belgium/Netherlands/France/Luxemburg	99	97

	51 766	51 302

AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US and Brazil, countries that show the highest goodwill. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on sensitivity analyses performed around the base case assumptions is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 42% of AB InBev’s total assets as at 31 December 2012, is tested for impairment at the business unit level (that is one level below the reporting segments). The business unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of AB InBev’s business units that are expected to benefit from the synergies of the combination.

AB InBev impairment testing methodology is in accordance with IAS 36, in which a fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for its major business units and the business units showing a high invested capital to EBITDA multiple, and valuation multiples for its other business units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•

In the second to fourth years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the two main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.0% for the US and between 0.0% and 3.2% for Brazil;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric. The WACC ranged primarily between 5% and 14% in US dollar nominal terms for goodwill impairment testing conducted for 2012. For the two main cash generating units, the WACC applied in US dollar nominal terms ranged between 5% and 8% for the US and 6% and 10% for Brazil.

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators.

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

15.	INTANGIBLE ASSETS

	2012					2011
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	21 700	2 188	884	301	25 073	24 453
Effect of movements in foreign exchange	(22)	(8)	(7)	4	(33)	(106)
Acquisitions through business combinations	427	106	4	3	540	242
Acquisitions and expenditures	10	174	73	24	281	457
Disposals	—	(26)	(3)	(1)	(30)	(78)
Transfer (to)/from other asset categories	9	(13)	28	13	37	105

Balance at end of period	22 124	2 421	979	344	25 868	25 073

Amortization and impairment losses
Balance at end of previous year	—	(544)	(670)	(41)	(1 255)	(1 094)
Effect of movements in foreign exchange	—	4	5	(1)	8	50
Amortization	—	(170)	(107)	(7)	(284)	(289)
Disposals	—	25	3	1	29	77
Transfer to/(from) other asset categories	—	3	1	1	5	1

Balance at end of period	—	(682)	(768)	(47)	(1 497)	(1 255)

Carrying value
at 31 December 2011	21 700	1 644	214	260	23 818	23 818
at 31 December 2012	22 124	1 739	211	297	24 371	—

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2012, the carrying amount of the intangible assets amounted to 24 371m US dollar (31 December 2011: 23 818m US dollar) of which 22 984m US dollar was assigned an indefinite useful life (31 December 2011: 22 462m US dollar) and 1 387m US dollar a finite life (31 December 2011: 1 356m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar
Country	2012	2011

USA	21 340	21 248
Dominican Republic	425	—
Argentina	292	333
China	280	256
Paraguay	201	193
Bolivia	171	171
UK	108	104
Uruguay	52	50
Canada	40	39
Russia	27	25
Chile	26	24
Germany	19	19
Brazil	3	—

	22 984	22 462

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonable possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

16.	INVESTMENT IN ASSOCIATES

Million US dollar	2012	2011

Balance at end of previous year	6 696	7 295
Effect of movements in foreign exchange	485	(820)
Share of results of associates	624	623
Dividends	(719)	(403)
Capital increase	4	1

Balance at end of the period	7 090	6 696

AB InBev holds a 35.29% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, an approximate 50.34% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo. On a stand-alone basis (100%) under IFRS, aggregate amounts of Modelo’s assets and liabilities for 2012 represented 17 461m US dollar and 3 013m US dollar respectively, while the 2012 net revenue amounted to 7 516m US dollar and the profit to 1 228m US dollar.

On 30 April 2012, AB InBev received a dividend of 9.2 billion Mexican peso (715m US dollar) from its participation in Grupo Modelo.

17.	INVESTMENT SECURITIES

Million US dollar	2012	2011

Non-current investments
Investments in unquoted companies - available for sale	231	220
Debt securities held to maturity	25	24

	256	244

Current investments
Debt securities available for sale	91	103
Debt securities held for trading	6 736	—

	6 827	103

During 2012, AB InBev raised 7.5 billion US dollar in senior unsecured bonds and 2.25 billion in euro medium term notes to support the Modelo acquisition. The excess liquidity resulting from these bonds were mainly invested in debt securities held for trading and in short-term (less than one year) US Treasury Bills pending the closing of the Modelo acquisition. Such US Treasury Bills are of highly liquid nature. See also note 21 Cash and cash equivalents and note 23 Interest-bearing loans and borrowings.

As of 31 December 2012, current debt securities of 6 827m US dollar mainly represented investments in US Treasury Bills with a term of more than three months from the date on which they were acquired, as well as investments in Brazilian real denominated government debt securities. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

AB InBev’s exposure to equity price risk is disclosed in Note 28 Risks arising from financial instruments. The equity securities available for sale consist mainly of investments in unquoted companies and are measured at cost as their fair value cannot be reliably determined.

18.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2012
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	452	(2 538)	(2 086)
Intangible assets	179	(8 547)	(8 368)
Goodwill	51	(14)	37
Inventories	81	(87)	(6)
Investment in associates	4	(1 319)	(1 315)
Trade and other receivables	51	(3)	48
Interest-bearing loans and borrowings	150	(491)	(341)
Employee benefits	1 320	(14)	1 306
Provisions	291	(21)	270
Derivatives	214	(40)	174
Other items	100	(423)	(323)
Loss carry forwards	242	—	242

Gross deferred tax assets/(liabilities)	3 135	(13 497)	(10 362)

Netting by taxable entity	(2 328)	2 328	—

Net deferred tax assets/(liabilities)	807	(11 169)	(10 362)

	2011
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	355	(2 523)	(2 168)
Intangible assets	181	(8 420)	(8 239)
Goodwill	73	(14)	59
Inventories	98	(85)	13
Investment in associates	4	(1 481)	(1 477)
Trade and other receivables	44	(4)	40
Interest-bearing loans and borrowings	69	(499)	(430)
Employee benefits	1 266	(22)	1 244
Provisions	292	(22)	270
Derivatives	93	(14)	79
Other items	115	(412)	(297)
Loss carry forwards	300	—	300

Gross deferred tax assets/(liabilities)	2 890	(13 496)	(10 606)

Netting by taxable entity	(2 217)	2 217	—

Net deferred tax assets/(liabilities)	673	(11 279)	(10 606)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2012	2011[1]

Balance at 1 January	(10 606)	(11 165)
Recognized in profit or loss	167	217
Recognized in other comprehensive income	207	289
Acquisitions through business combinations	(145)	(15)
Other movements	15	68

Balance at 31 December	(10 362)	(10 606)

Net deferred tax assets and liabilities decreased from prior year mainly due to timing of temporary differences and deferred tax assets on actuarial gains and losses. Such decrease was partially offset by deferred tax liabilities arising on the acquisition of Cervecería Nacional Dominicana S.A. in Dominican Republic in May 2012.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired in a business combination. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2012, a deferred tax liability of 31m US dollar (2011: 51m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 2 336m US dollar (2011: 2 455m US dollar). 576m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 102m US dollar, 127m US dollar and 117m US dollar expire within respectively 1, 2 and 3 years, while 1 414m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	INVENTORIES

Million US dollar	2012	2011

Prepayments	39	56
Raw materials and consumables	1 508	1 572
Work in progress	267	214
Finished goods	656	590
Goods purchased for resale	30	34

	2 500	2 466
Inventories other than work in progress
Inventories stated at net realizable value	—	—
Carrying amount of inventories subject to collateral	—	—

The cost of inventories recognized as an expense in 2012 amounts to 16 447m US dollar, included in cost of sales. Last year, this expense amounted to 16 634m US dollar.

Impairment losses on inventories recognized in 2012 amount to 66m US dollar (2011: 21m US dollar).

[1]	Reclassified to conform to the 2012 presentation.

20.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2012	2011

Cash deposits for guarantees	272	298
Loans to customers	21	42
Deferred collection on disposals	38	16
Tax receivable, other than income tax	177	193
Derivatives	241	613
Trade and other receivables	479	177

	1 228	1 339

For the nature of cash deposits for guarantees see Note 30 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2012	2011

Trade receivables and accrued income	2 736	2 572
Interest receivable	67	33
Tax receivable, other than income tax	283	335
Derivatives	398	659
Loans to customers	9	10
Prepaid expenses	453	434
Other receivables	77	78

	4 023	4 121

The fair value of trade and other receivables, excluding derivatives, equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2012 and 2011 respectively:

	Net carrying amount as of December 31, 2012	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	2 736	2 588	107	23	14	4
Loans to customers	30	29	—	—	—	1
Interest receivable	67	67	—	—	—	—
Other receivables	77	77	—	—	—	—

	2 910	2 761	107	23	14	5

	Net carrying amount as of December 31, 2011	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	2 572	2 459	76	19	10	8
Loans to customers	52	50	—	—	1	1
Interest receivable	33	33	—	—	—	—
Other receivables	78	78	—	—	—	—

	2 735	2 620	76	19	11	9

In accordance with IFRS 7 Financial Instruments: Disclosures the above analysis of the age of financial assets that are past due as at the reporting date but not impaired, also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2012 amount to 40m US dollar (2011: 26m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 28 Risks arising from financial instruments.

21.	CASH AND CASH EQUIVALENTS

Million US dollar	2012	2011

Short-term bank deposits	2 741	3 184
US Treasury Bills	1 000	—
Cash and bank accounts	3 310	2 136

Cash and cash equivalents	7 051	5 320

Bank overdrafts	—	(8)

	7 051	5 312

As of 31 December 2012, cash and cash equivalents include restricted cash of 11m US dollar that reflects the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisition).

Cash and cash equivalents also include investments in US Treasury Bills with a term of less than three months from the date on which they were acquired. In addition to US Treasury Bills classified as cash and cash equivalents, the company also had 6.6 billion US dollar invested in short-term (less than one year) US Treasury Bills classified as debt securities held for trading (see note 17 Investment Securities). Such US Treasury Bills are of highly liquid nature.

22.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	1 606	1 734
Changes during the year	1	—

	1 607	1 734

TREASURY SHARES	Treasury shares		Result on the use of treasury shares Million US dollar
	Million shares	Million US dollar

At the end of the previous year	8.1	(394)	(743)
Changes during the year	(3.4)	153	(16)

	4.7	(241)	(759)

As at 31 December 2012, the total issued capital of 1 734m US dollar is represented by 1 606 787 543 shares without face value, of which 391 149 374 registered shares, 36 463 bearer shares and 1 215 601 706 dematerialized shares. For a total amount of capital of 2.4m US dollar (1.8m euro), there are still 2 361 317 of subscription rights outstanding corresponding with a maximum of 2 361 317 shares to be issued. The total of authorized, un-issued capital amounts to 49m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

Capital contributions in subsidiaries, mainly in the zone Latin America North, subscribed by non-controlling interest amounted to 90m US dollar in 2012.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IAS 27, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During 2012, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 104m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE – PURCHASE OF OWN SHARES

During the year 2012, AB InBev did not purchase any AB InBev shares.

During 2012 the company proceeded with the following sale transactions:

•

111 265 shares were sold to members of the Ambev senior management who were transferred to AB InBev. The sale occurred according to a share exchange program at a price reduced with 16.66% compared to the market price, in order to encourage management mobility;

•	442 579 shares were granted to executives of the group according to the company’s executive remuneration policy;

•

524 836 shares were granted to executives of the company in exchange for unvested options, in order to maintain consistency of granted benefits and encourage management mobility, in particular for the benefit of executives moving to the United States. The shares are subject to a lock-up period until 31 December 2018;

•	Finally, 2 332 248 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 4 710 037 own shares of which 4 190 715 were held directly by AB InBev.

The par value of the shares is 0.77 euro. As a consequence, the shares that were sold during the year 2012 represent 3 456 599 US dollar (2 619 826 euro) of the subscribed capital and the shares that the company still owned at the end of 2012 represent 4 785 105 US dollar (3 626 728 euro) of the subscribed capital.

DIVIDENDS

On 26 February 2013, a dividend of 1.70 euro per share or approximately 2 725m euro was proposed by the Board of Directors. In accordance with IAS 10 Events after the balance sheet date, the dividend has not been recorded in the 2012 financial statements.

On 25 April 2012, a dividend of 1.20 euro per share or approximately 1 920m euro was approved at the shareholders meeting. This dividend was paid out on 3 May 2012.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 28 Risks arising from financial instruments.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 7 243m US dollar (2011: 5 855m US dollar) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Million shares	2012	2011

Issued ordinary shares at 1 January, net of treasury shares	1 598	1 593
Effect of shares issued and share buyback programs	2	2

Weighted average number of ordinary shares at 31 December	1 600	1 595

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 7 243m US dollar (2011: 5 855m US dollar) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Million shares	2012	2011

Weighted average number of ordinary shares at 31 December	1600	1 595
Effect of share options, warrants and restricted stock units	28	19

Weighted average number of ordinary shares (diluted) at 31 December	1 628	1 614

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2012	2011

Profit before non-recurring items, attributable to equity holders of AB InBev	7 283	6 449
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(22)	(172)
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(18)	(422)

Profit attributable to equity holders of AB InBev	7 243	5 855

The table below sets out the EPS calculation:

Million US dollar	2012	2011

Profit attributable to equity holders of AB InBev	7 243	5 855
Weighted average number of ordinary shares	1 600	1 595
Basic EPS	4.53	3.67

Profit before non-recurring items, attributable to equity holders of AB InBev	7 283	6 449
Weighted average number of ordinary shares	1 600	1 595
EPS before non-recurring items	4.55	4.04

Profit attributable to equity holders of AB InBev	7 243	5 855
Weighted average number of ordinary shares (diluted)	1 628	1 614
Diluted EPS	4.45	3.63

Profit before non-recurring items, attributable to equity holders of AB InBev	7 283	6 449
Weighted average number of ordinary shares (diluted)	1 628	1 614
Diluted EPS before non-recurring items	4.47	4.00

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 4.9m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2012.

23.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, refer to Note 28 Risks arising from financial instruments.

NON-CURRENT LIABILITIES
Million US dollar	2012	2011

Secured bank loans	119	95
Unsecured bank loans	627	4 022
Unsecured bond issues	37 988	30 278
Secured other loans	—	6
Unsecured other loans	79	77
Finance lease liabilities	138	120

	38 951	34 598

CURRENT LIABILITIES
Million US dollar	2012	2011

Secured bank loans	32	60
Commercial papers	2 088	2 287
Unsecured bank loans	413	580
Unsecured bond issues	2 840	2 624
Secured other loans	5	—
Unsecured other loans	9	3
Finance lease liabilities	3	5

	5 390	5 559

The current and non-current interest-bearing loans and borrowings amount to 44.3 billion US dollar as of 31 December 2012, compared to 40.2 billion US dollar as of 31 December 2011.

In connection with the announcement on 29 June 2012 that AB InBev and Grupo Modelo entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own, AB InBev entered into a 14.0 billion US dollar long-term bank financing, dated as of 20 June 2012. The new financing consisted of a 14.0 billion US dollar facilities agreement (“2012 Facilities Agreement”) comprising of “Facility A”, a term facility with a maximum maturity of two years from the funding date for up to 6.0 billion US dollar principal amount and “Facility B” a three-year term facility for up to 8.0 billion US dollar principal amount bearing interest at a floating rate equal to LIBOR, plus margins. In November 2012, the US principal amount of “Facility A” was reduced to 5.1 billion US dollar, following a voluntary cancellation option under the 2012 Facilities Agreement. Accordingly, as at 31 December 2012, the total US dollar principal amount available under the 2012 Facilities Agreements amounted to 13.1 billion US dollar. The margins on each facility will be determined based on ratings assigned by rating agencies to AB InBev long-term debt. For Facility A, the margin ranges between 0.85% per annum and 2.15% per annum. For Facility B, the margin ranges between 1.10% per annum and 2.40% per annum. At AB InBev’s rating as of 31 December 2012, the initial margins would have been 1.00 % and 1.25% respectively. All proceeds from the drawdown under the 2012 Facilities Agreement must be applied, directly or indirectly, towards the acquisition of Grupo Modelo, refinancing of existing indebtedness of Grupo Modelo or any costs in connection therewith. As of 31 December 2012, both facilities remain undrawn. Each facility is available to be drawn until 20 June 2013, subject to an extension up to 20 December 2013 at AB InBev’s option. In the event that AB InBev chooses to extend the availability period, the tenor of Facility B will be reduced by the length of the period by which the availability period has been extended. Customary commitment fees are payable on any undrawn but available funds under the 2012 Facilities Agreement. These fees are recorded as non-recurring finance cost.

Furthermore, AB InBev raised the following bonds to support the Modelo acquisition:

•

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., a subsidiary of AB InBev, issued 7.5 billion US dollar aggregate principal amount of bonds, consisting of 1.5 billion US dollar aggregate principal amount of fixed rate notes due 2015, 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•

On 25 September 2012, Anheuser-Busch InBev issued 2.25 billion euro aggregate principal amount of bonds, consisting of 750 million euro aggregate principal amount of fixed rate notes due 2017 bearing interest at annual rate of 1.250%, 750 million euro aggregate principal amount of fixed rate notes due 2019 bearing interest at annual rate of 2.000% and 750 million euro aggregate principal amount of fixed rate notes due 2024 bearing interest at annual rate of 2.875%.

The excess liquidity resulting from the aforementioned bonds were mainly invested in short-term debt securities held for trading and short-term US Treasury Bills pending the closing of the Modelo acquisition. See also note 17 Investment Securities and note 21 Cash and cash equivalents.

During 2012, AB InBev early redeemed 209m US dollar aggregate principal amount of Anheuser-Busch fixed rate notes with several maturities ranging from 2032 to 2047.

As of 31 December 2012, there are no amounts drawn under the 8.0 billion US dollar 2010 senior facilities.

Commercial papers amount to 2.1 billion US dollar as of 31 December 2012 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

AB InBev is in compliance with all its debt covenants as of 31 December 2012. The 2012 Facilities Agreement and the 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2012	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Million US dollar

Secured bank loans	151	32	48	23	26	22
Commercial papers	2 088	2 088	—	—	—	—
Unsecured bank loans	1 040	413	264	207	150	6
Unsecured bond issues	40 828	2 840	5 318	4 679	6 879	21 112
Secured other loans	5	5	—	—	—	—
Unsecured other loans	88	9	12	12	11	44
Finance lease liabilities	141	3	3	4	9	122

	44 341	5 390	5 645	4 925	7 075	21 306

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2011	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Million US dollar

Secured bank loans	155	60	30	26	33	6
Commercial papers	2 287	2 287	—	—	—	—
Unsecured bank loans	4 602	580	328	188	3 505	1
Unsecured bond issues	32 902	2 624	2 751	5 206	4 553	17 768
Secured other loans	6	—	6	—	—	—
Unsecured other loans	80	3	13	13	12	39
Finance lease liabilities	125	5	1	2	4	113

	40 157	5 559	3 129	5 435	8 107	17 927

FINANCE LEASE LIABILITIES	2012 Payments	2012 Interests	2012 Principal	2011 Payments	2011 Interests	2011 Principal
Million US dollar

Less than one year	14	11	3	16	11	5
Between one and two years	14	11	3	11	10	1
Between two and three years	16	11	5	12	10	2
Between three and five years	29	21	8	23	19	4
More than 5 years	201	79	122	196	83	113

	274	133	141	258	133	125

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt decreased to 30.1 billion US dollar as of 31 December 2012, from 34.7 billion US dollar as of 31 December 2011. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3 632m US dollar), the payment of interests and taxes (3 658m US dollar), the payment associated with the strategic alliance with Cervecería Nacional Dominicana S.A. (1 298m US dollar) and the impact of changes in foreign exchange rates (494m US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	2012	2011

Non-current interest-bearing loans and borrowings	38 951	34 598
Current interest-bearing loans and borrowings	5 390	5 559

	44 341	40 157

Bank overdrafts	—	8
Cash and cash equivalents	(7 051)	(5 320)
Interest bearing loans granted (included within Trade and other receivables)	(324)	(30)
Debt securities (included within Investment securities)	(6 852)	(127)

Net debt	30 114	34 688

24.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans world-wide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits (OPEB). In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2012, benefits paid for defined contribution plans for the company amounted to 41m US dollar compared to 39m US dollar for 2011.

DEFINED BENEFIT PLANS

During 2012, the company contributed to 61 defined benefit plans, of which 45 are retirement plans and 16 are medical cost plans. Most plans provide benefits related to pay and years of service. The Belgian, Dominican Republic, Canadian, UK and US plans are partially funded. When plan assets are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, and Brazil provide medical benefits to employees and their families after retirement.

The present value of funded obligations includes a 280m US dollar liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2012, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 3 687m US dollar as of 31 December 2012 compared to 3 430m US dollar as of 31 December 2011. In 2012, the fair value of the plan assets value and the defined benefit obligations increased by 609m US dollar and 905m US dollar, respectively. The increase in the employee benefit net liability is mainly driven by changes in actuarial assumptions (unfavorable changes in discount rates).

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2012	2011

Present value of funded obligations	(7 812)	(6 958)
Fair value of plan assets	5 704	5 095

Present value of net obligations for funded plans	(2 108)	(1 863)
Present value of unfunded obligations	(1 243)	(1 192)

Present value of net obligations	(3 351)	(3 055)

Unrecognized past service cost	(12)	(13)
Unrecognized asset	(307)	(346)

Net liability	(3 670)	(3 414)

Other long term employee benefits	(17)	(16)

Total employee benefits	(3 687)	(3 430)

Employee benefits amounts in the balance sheet:
Liabilities	(3 699)	(3 440)
Assets	12	10

Net liability	(3 687)	(3 430)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2012	2011

Defined benefit obligation at 1 January	(8 150)	(7 396)
Current service costs	(82)	(112)
Acquisition through business combination	(39)	—
Contribution by plan participants	(5)	(5)
New past service gain/(cost)	5	(101)
Interest cost	(426)	(441)
Actuarial losses	(846)	(744)
(Losses)/gains on curtailments	28	5
Reclassifications from provisions	(1)	—
Settlements	1	6
Exchange differences	(42)	154
Benefits paid	502	484

Defined benefit obligation at 31 December	(9 055)	(8 150)

The changes in the fair value of plan assets are as follows:

Million US dollar	2012	2011

Fair value of plan assets at 1 January	5 095	5 074
Expected return	387	408
Acquisition through business combination	28	—
Actuarial gains and (losses)	286	(206)
Contributions by AB InBev	416	449
Contributions by plan participants	5	5
Exchange differences	(8)	(151)
Other	(3)	—
Benefits paid	(502)	(484)

Fair value of plan assets at 31 December	5 704	5 095

Actual return on plans assets amounted to a gain of 673m US dollar in 2012 compared to a gain of 202m US dollar in 2011. The increase is mainly driven by higher market returns particularly in the US, Brazil, Canada and UK.

The decrease in contributions by AB InBev (416m US dollar in 2012 versus 449m US dollar in 2011) is primarily explained by lower required contributions in the US.

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2012	2011

Current service costs	(82)	(112)
Interest cost	(426)	(441)
Expected return on plan assets	387	408
Past service cost	6	(101)
(Losses)/gains on settlements or curtailments	29	15

	(86)	(231)

In 2011, early termination benefits and other plan changes, mainly in the US, increased the amortized past service cost.

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2012	2011

Cost of sales	(86)	(87)
Distribution expenses	(11)	(16)
Sales and marketing expenses	1	(15)
Administrative expenses	11	(10)
Non-recurring items	(1)	(103)

	(86)	(231)

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2012	2011

Discount rate	4.5%	5.4%
Price inflation	2.6%	2.6%
Future salary increases	3.2%	3.2%
Future pension increases	2.5%	2.6%
Medical cost trend rate	7.4% p.a. reducing to 6.0%	7.5% p.a. reducing to 6.0%
Life expectation for a 65 year old male	84	84
Life expectation for a 65 year old female	87	87

Weighted average assumptions used in computing the net periodic pension cost for the year are as follows:

	2012	2011

Discount rate	5.4%	6.1%
Expected return on plan assets	7.6%	8.1%
Future salary increases	3.2%	3.0%
Future pension increases	2.6%	2.8%
Medical cost trend rate	7.5% p.a. reducing to 6.0%	8.1% p.a. reducing to 5.8%

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return from pension investment consultants; taking into account different markets where AB InBev has plan assets.

The expected rates of return on individual categories of plan assets are determined by reference to relevant indices based on advice of external valuation experts. The overall expected rate of return is calculated by weighting the expected rates of return for each asset class in accordance with the anticipated share in the total investment portfolio.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

Million US dollar	2012		2011
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost of medical plans	(7)	7	(8)	7
Effect on the defined benefit obligation for medical cost	(88)	80	(77)	71

In line with the IAS 1 Presentation of Financial Statements disclosure requirements on key sources of estimation uncertainty AB InBev has included the results of its sensitivity analysis with regard to the discount rate, the future salary increase and the longevity assumptions.

Million US dollar	2012		2011
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(7)	9	(3)	5
Effect on the defined benefit obligation	580	(635)	496	(544)

Million US dollar	2012		2011
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(4)	3	(4)	3
Effect on the defined benefit obligation	(42)	39	(30)	29

Million US dollar	2012		2011
Longevity	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(12)	12	(13)	14
Effect on the defined benefit obligation	(212)	218	(211)	214

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2012	2011

Government bonds	28%	28%
Corporate bonds	24%	24%
Equity instruments	44%	43%
Property	3%	3%
Cash	—	1%
Insurance contracts and others	1%	1%

	100%	100%

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans is as follows:

Million US dollar	2012	2011	2010	2009	2008 Adjusted

Present value of the defined benefit obligations	(9 055)	(8 150)	(7 396)	(6 856)	(6 565)
Fair value of plan assets	5 704	5 095	5 074	4 645	3 873
Deficit	(3 351)	(3 055)	(2 322)	(2 211)	(2 692)
Experience adjustments: (increase)/decrease plan liabilities	45	(76)	(15)	42	289
Experience adjustments: increase/(decrease) plan assets	291	(206)	117	390	(606)

AB InBev expects to contribute approximately 270m US dollar for its funded defined benefit plans and 84m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2013.

25.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the Board of Directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, and the long-term incentive stock-option plan (“LTI stock-option Plan”), established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 201m US dollar for the year 2012 (including the variable compensation expense settled in shares), as compared to 203m US dollar for the year 2011.

AB INBEV SHARE-BASED PAYMENT PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the executive board of management and other senior employees will receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. The company will match such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2012, AB InBev issued 0.7m of matching restricted stock units according to the new Share-Based Compensation Plan, as described above, in relation to the 2011 bonus. These matching restricted stock units are valued at the share price of the day of grant, representing a fair value of approximately 46m US dollar, and cliff vest after five years. During 2011, AB InBev issued 1.1m of matching restricted stock units according to the new Share-Based Compensation Plan, with an estimated fair value of approximately 62.9m US dollar, in relation to the 2010 bonus.

LTI Warrant Plan

The company has issued warrants, or rights to subscribe for newly issued shares, under the LTI plan for the benefit of directors and, until 2006, members of the executive board of management and other senior employees. Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock-option Plan. Each LTI warrant gives its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years; LTI warrants granted as from 2007 (and in 2003) have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years.

During 2012, 0.2m warrants were granted to members of the Board of Directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2014, one third on 1 January 2015 and one third on 1 January 2016) and represent a fair value of approximately 2.5m US dollar. During 2011, 0.2m warrants with a fair value of approximately 3.0m US dollar were granted under this plan.

LTI Stock-option Plan

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In November 2012 AB InBev issued 4.4m LTI stock options with an estimated fair value of 86m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 3.2m options to AB InBev shares. In November 2011 AB InBev issued 4.1m LTI stock options with an estimated fair value of 66.2m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.9m options to AB InBev shares.

[1]	Amounts have been converted to US dollar at the average rate of the period.

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2012, 0.1m restricted stock units with an estimated fair value of 1.0m US dollar were granted under this program to a selected number of employees. In 2011, 0.1m restricted stock units with an estimated fair value of 2.8m US dollar were granted under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In December 2012 0.3m restricted stock units with an estimated fair value of 22.7m US dollar were granted under this program to a selected number of employees. In December 2011 0.1m restricted stock units with an estimated fair value of 5.4m US dollar were granted under this program.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2012, the company’s employees purchased shares under this program for the equivalent of 0.2m US dollar. In 2011, the company’s employees purchased shares under this program for the equivalent of 0.2m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2018. In 2012, 0.6m unvested options were exchanged against 0.5m restricted shares. In 2011, 2.0m unvested options were exchanged against 1.4m restricted shares. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of options. In 2012 no new options were issued. In 2011 0.6m options were issued, representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

For further information on share-based payment grants of previous years, please refer to Note 25 Share-based payments of the 2011 consolidated financial statements.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2012 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2012	2011	2010

Fair value of options and warrants granted	19.57	14.95	14.59
Share price	86.87	57.04	51.71
Exercise price	86.83	56.88	51.61
Expected volatility	25%	26%	26%
Expected dividends	2.50%	2.50%	2.35%
Risk-free interest rate	1.73%	2.84%	3.29%

Expected volatility is based on historical volatility calculated using 2 032 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options and warrants developed as follows:

Million options and warrants	2012	2011	2010

Options and warrants outstanding at 1 January	54.4	56.1	50.8
Options and warrants issued during the year	4.5	4.9	9.8
Options and warrants exercised during the year	(3.3)	(4.1)	(1.8)
Options and warrants forfeited during the year	(2.3)	(2.5)	(2.7)

Options and warrants outstanding at the end of December	53.3	54.4	56.1

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (13.62 US dollar) and 66.88 euro (88.24 US dollar) while the weighted average remaining contractual life is 7.93 years.

Of the 53.3m outstanding options and warrants 4.7m are vested at 31 December 2012.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The weighted average exercise price of the AB InBev options and warrants is as follows:

Amounts in US dollar[1]	2012	2011	2010

Options and warrants outstanding at 1 January	32.98	29.88	27.37
Granted during the year	87.94	56.52	51.86
Exercised during the year	31.85	23.83	25.81
Forfeited during the year	32.82	27.65	27.76
Outstanding at the end of December	38.31	32.98	29.88
Exercisable at the end of December	40.65	31.91	30.71

For share options and warrants exercised during 2012 the weighted average share price at the date of exercise was 58.64 euro (77.37 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2012	2011	2010

Restricted stock units outstanding at 1 January	2.3	1.2	—
Restricted stock units issued during the year	1.1	1.2	1.2
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	(0.1)	(0.1)	—

Restricted stock units outstanding at the end of December	3.3	2.3	1.2

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-Based Compensation Plan as modified as of 2010, Ambev issued, in March 2012, 1m restricted stock units with an estimated fair value of 24m US dollar. In March 2011, Ambev issued 1.4m restricted stock units with an estimated fair value of 38m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2012, Ambev granted 3m LTI stock options with an estimated fair value of 43m US dollar. In 2011, Ambev granted 3.1m LTI stock options with an estimated fair value of 37m US dollar.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2012 representing the economic value of the dividend protection feature. In 2011, 2.5m options were issued representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2012 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2012	2011	2010

Fair value of options granted	13.64	11.98	11.24
Share price	41.72	29.65	24.09
Exercise price	41.72	24.73	24.57
Expected volatility	33%	34%	28%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	2.57%
Risk-free interest rate	2.10% - 11.20%[2]	3.10% - 11.89%[2]	12.24%

The total number of outstanding Ambev options developed as follows:

Million options	2012	2011	2010

Options outstanding at 1 January	29.6	26.3	20.6
Options issued during the year	3.1	5.6	6.6
Options exercised during the year	(2.5)	(1.7)	(0.5)
Options forfeited during the year	(1.4)	(0.6)	(0.4)

Options outstanding at the end of December	28.8	29.6	26.3

Following the decision of the General Meeting of Shareholders of 17 December 2010, each common and preferred share issued by Ambev was split into 5 shares, without any modification to the amount of the capital stock of Ambev. As a consequence of the split of the Ambev shares with a factor 5, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.

The range of exercise prices of the outstanding options is between 11.52 Brazilian real (5.64 US dollar) and 89.20 Brazilian real (43.65 US dollar) while the weighted average remaining contractual life is 8.15 years.

Of the 28.8m outstanding options 5.0m options are vested at 31 December 2012.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2012	2011	2010

Options outstanding at 1 January	15.92	14.83	12.46
Granted during the year	41.95	29.37	24.57
Exercised during the year	6.91	7.23	7.17
Forfeited during the year	6.82	12.66	11.59
Outstanding at the end of December	17.70	15.92	14.83
Exercisable at the end of December	9.28	7.04	7.00

For share options exercised during 2012 the weighted average share price at the date of exercise was 78.68 Brazilian real (38.50 US dollar).

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2012	2011	2010

Restricted stock units outstanding at 1 January	1.6	0.2	—
Restricted stock units issued during the year	1.0	1.4	0.2
Restricted stock units exercised during the year	—	—	—
Restricted stock units forfeited during the year	(0.3)	—	—

Restricted stock units outstanding at the end of December	2.3	1.6	0.2

During 2012, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (1.0m AB InBev shares in 2011) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 1.1m US dollar (10m US dollar in 2011) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

26.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2012	272	803	40	1 115
Effect of changes in foreign exchange rates	3	(22)	1	(18)
Changes through business combinations	—	21	—	21
Provisions made	23	225	1	249
Provisions used	(105)	(139)	(6)	(250)
Provisions reversed	(17)	(271)	(18)	(306)
Other movements	1	7	2	10

Balance at 31 December 2012	177	624	20	821

The restructuring provisions are primarily explained by the organizational alignments, as explained in Note 8 Non-recurring items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring
Reorganization	177	57	28	80	12

Disputes
Income and indirect taxes	395	65	266	49	15
Labor	131	30	47	46	8
Commercial	26	11	5	7	3
Other disputes	72	12	20	39	1

	624	118	338	141	27
Other contingencies
Onerous contracts	4	2	—	—	2
Guarantees given	6	—	1	5	—
Other contingencies	10	3	2	2	3

	20	5	3	7	5

Total provisions	821	180	369	228	44

Since 1 January 2005 AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2012, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

27.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2012	2011

Indirect taxes payable	381	397
Trade payables	461	466
Cash guarantees	12	11
Deferred consideration on acquisitions	1 125	91
Derivatives	273	508
Other payables	60	75

	2 312	1 548

The increase in the deferred consideration on acquisitions results from the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic. As of 31 December 2012 such put option was valued at 1 040m US dollar and was recognized as a financial liability against equity.

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2012	2011

Trade payables and accrued expenses	8 476	7 709
Payroll and social security payables	883	610
Indirect taxes payable	1 497	1 447
Interest payable	870	829
Consigned packaging	639	576
Cash guarantees	53	52
Derivatives	1 008	1 427
Dividends payable	765	566
Deferred income	28	30
Deferred consideration on acquisitions	41	36
Other payables	35	55

	14 295	13 337

Derivatives mainly reflect the mark-to-market of the interest rate swaps entered into to hedge the Anheuser-Busch acquisition financing, the pre-hedge of future bond issuances and the commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 28 Risks arising from financial instruments).

28.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2012					2011
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	5 900	8	—	—	—	5 614	1 422	—	—	—
Foreign currency futures	2 108	—	—	—	—	1 118	180	5	—	—

Interest rate
Interest rate swaps	6 783	12 700	1 550	3 697	500	70 578	6 583	11 050	350	160
Cross currency interest rate swaps	1 390	656	1 115	1 632	377	887	955	639	973	1 532
Interest rate futures	—	—	83	113	—	145	—	4	43	3
Other interest rate derivatives	1 000	—	—	—	—	—	—	—	—	—

Commodities
Aluminum swaps	1 351	54	—	—	—	1 372	553	—	—	—
Other commodity derivatives	820	201	—	—	—	756	87	—	—	—

Equity
Equity derivatives	2 590	1 125	—	—	—	399	710	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 senior facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 senior facilities and in 2010, the 2008 senior facilities were fully refinanced and partially replaced by the 2010 senior facilities as described in Note 23 Interest-bearing loans and borrowings of the 31 December 2011 consolidated financial statements. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2011 and 2012, there were no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities. During 2012 interest rate swaps for a notional equivalent of approximately 70.6 billion US dollar came to maturity.

Furthermore, during 2012, the company entered into interest rate swaps for a total notional amount of 6.4 billion US dollar and into Treasury lock interest rate derivatives for a total notional amount of 1.0 billion US dollar in order to pre-hedge future bond issuances.

A.	FOREIGN CURRENCY RISK

AB InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are foreign currency rate agreement, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, AB InBev’s policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time.

The table below provides an indication of the company’s main net foreign currency positions as regards firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2012			31 December 2011
Million US dollar	Total exposure	Total derivatives	Open position	Total exposure	Total derivatives	Open position

Canadian dollar/US dollar	—	(95)	(95)	(10)	(82)	(92)
Euro/Brazilian real	—	—	—	(37)	37	—
Euro/Canadian dollar	(30)	30	—	(22)	22	—
Euro/Czech koruna	—	(11)	(11)	—	—	—
Euro/Hungarian forint	—	(15)	(15)	—	—	—
Euro/Pound sterling	(165)	237	72	(201)	285	84
Euro/Russian ruble	(85)	149	64	(127)	162	35
Euro/Ukrainian hryvnia	(98)	80	(18)	(109)	52	(57)
Pound sterling/Canadian dollar	(11)	11	—	(12)	12	—
Pound sterling/Euro	(53)	29	(24)	(33)	8	(25)
US dollar/Argentinean peso	(585)	585	—	(448)	448	—
US dollar/Bolivian boliviano	(70)	70	—	72	(72)	—
US dollar/Brazilian real	(1 542)	1 542	—	(1 508)	1 508	—
US dollar/Canadian dollar	(598)	598	—	(158)	158	—
US dollar/Chilean peso	(45)	45	—	46	(46)	—
US dollar/Dominican peso	(15)	15	—	(29)	29	—
US dollar/Euro	146	(44)	102	102	(102)	—
US dollar/Paraguayan guarani	(64)	64	—	(72)	72	—
US dollar/Peruvian nuevo sol	(85)	85	—	(53)	53	—
US dollar/Pound sterling	(34)	30	(4)	(43)	41	(2)
US dollar/Russian ruble	(75)	92	17	(98)	92	(6)
US dollar/Ukrainian hryvnia	(37)	59	22	(81)	52	(29)
US dollar/Uruguayan peso	(31)	31	—	(37)	37	—

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON INTRAGROUP LOANS

In 2011 and 2012, a series of foreign exchange derivatives were contracted to hedge the foreign currency risk from intercompany loans transacted between group entities with different functional currencies. As of 31 December 2012, intercompany loans with Russia were hedged against US dollar for an amount of 6 700m Russian ruble (6 300m Russian ruble in 2011).

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2012, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 6 058m US dollar equivalent (7 841m US dollar in 2011) in Holding companies and approximately 3 290m US dollar equivalent (1 254m US dollar in 2011) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Argentinean peso, Brazilian real, Bolivian boliviano, euro, Canadian dollar, Chilean peso, Dominican peso, pound sterling, Russian ruble, and US dollar.

FOREIGN EXCHANGE RISK ON FOREIGN CURRENCY DENOMINATED DEBT

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. Following the acquisition of Anheuser-Busch, AB InBev adopted a hybrid currency matching model pursuant to which the company may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of normalized EBITDA, by swapping a significant portion of US dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact AB InBev’s profit and earnings due to the higher Brazilian real interest coupon, and (ii) use AB InBev’s US dollar cash flows to service interest payments under AB InBev’s debt obligations.

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in certain Eastern European countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents the company from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Canadian dollar, Czech koruna, Hungarian forint, pound sterling, Russian ruble and Ukrainian hryvnia against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2012
	Closing rate 31 December 2012	Possible closing rate[1]	Volatility of rates in %

Pound sterling/Euro	1.23	1.16 - 1.3	5.74%
Euro/Czech koruna	25.15	23.56 - 26.74	6.31%
Euro/Hungarian forint	292.31	263.67 - 320.96	9.80%
Euro/Russian ruble	40.07	37.12 - 43.03	7.37%
Euro/Ukrainian hryvnia	10.55	9.67 - 11.42	8.31%
US dollar/Canadian dollar	1.00	0.93 - 1.06	6.22%
US dollar/Euro	0.76	0.70 - 0.82	7.93%
US dollar/Russian ruble	30.37	27.09 - 33.66	10.82%
US dollar/Ukrainian hryvnia	7.99	7.73 - 8.26	3.34%

	2011
	Closing rate 31 December 2011	Possible closing rate[2]	Possible volatility of rates in %

Pound sterling/Euro	1.20	1.10 - 1.30	8.45%
Euro/Russian ruble	41.66	38.14 - 45.18	8.45%
Euro/Ukrainian hryvnia	10.34	9.02 - 11.65	12.71%
US dollar/Canadian dollar	1.02	0.92 - 1.13	10.30%
US dollar/Ukrainian hryvnia	7.99	7.78 - 8.2	2.62%

Had the Canadian dollar, the Czech koruna, the Hungarian forint, the pound sterling, the Russian ruble and the Ukrainian hryvnia weakened/strengthened during 2012 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2012 impact on consolidated profit before taxes would have been approximately 12m US dollar (5m US dollar in 2011) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2012, shows a positive/negative pre-tax impact on equity reserves of 261m US dollar (356m US dollar in 2011).

B.	INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

FAIR VALUE HEDGE

Pound sterling hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In June 2009, the company issued a pound sterling bond for an equivalent of 750m pound sterling. This bond bears interest at 6.50% with maturity in June 2017.

The company entered into several pound sterling fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments have been designated in a fair value hedge and cash flow hedge accounting relationship.

Ambev bond hedges (interest rate risk on borrowings in Brazilian real)

In July 2007 Ambev issued a Brazilian real bond (“Bond 17”), which bears interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on such bond. These derivative instruments have been designated in a fair value hedge accounting relationship.

Private placement hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

The company borrowed 850m US dollar through private placement of which 775m US dollar matured during 2009 and 2010, and 75m US dollar are due in 2013.

The company entered into US dollar fixed/euro floating cross currency interest rate swaps for a total amount of 730m US dollar of which 655m US dollar expired during 2009 and 2010 and the remaining will mature in 2013.

As of 31 December 2012 and 2011, 75m US dollar hedges were designated for hedge accounting in fair value hedge relationships.

CASH FLOW HEDGE

Floating interest rate risk on borrowings in US Dollar

Following the refinancing and the repayment of the 2008 and 2010 senior facilities the interest rate swaps that were designated for the hedge of the financing of the Anheuser-Busch acquisition became freestanding given the repayment of part of these senior facilities. In order to offset the interest rate risk, the freestanding derivatives were unwound via additional offsetting trades.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2012.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011.

As of 31 December 2012 and 2011, there are no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities.

Pre-hedge of future bond issuances

During 2012, the company entered into interest rate swaps for a total notional amount of 6.4 billion US dollar and into Treasury lock interest rate derivatives for a total notional amount of 1.0 billion US dollar in order to pre-hedge future bond issuances.

ECONOMIC HEDGE

Swiss franc bond hedges (foreign currency risk + interest rate risk on borrowings in Swiss franc)

In May 2009, the company issued a Swiss franc bond for an equivalent of 600m Swiss franc. This bond bears interest at 4.51% with maturity in June 2014.

The company entered into a Swiss franc fixed/euro floating cross currency interest rate swap to manage and reduce the impact of changes in the Swiss franc exchange rate and interest rate on this bond.

This derivative instrument was designated in a fair value hedge accounting relationship in 2009. During 2010, although this derivative continues to be considered an economic hedge, hedge accounting designation was discontinued.

INTEREST RATE SENSITIVITY ANALYSIS

In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as the split per currency in which the debt is denominated.

31 December 2012	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	6.79%	747	6.90%	1 082
Dominican peso	10.61%	92	10.61%	92
Euro	4.69%	66	4.83%	2 533
Russian ruble	—	—	6.22%	215
US dollar	1.17%	1 662	1.33%	1 814

		2 567		5 736

Fixed rate
Brazilian real	8.25%	708	8.27%	554
Canadian dollar	3.65%	601	3.65%	601
Dominican peso	12.00%	16	12.00%	16
Euro	4.07%	9 076	4.07%	9 076
Pound sterling	7.88%	2 233	9.75%	881
Swiss franc	4.51%	653	—	—
US dollar	4.53%	28 487	4.58%	27 477

		41 774		38 605

31 December 2011	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	9.61%	1 361	10.05%	3 105
Euro	1.52%	1 471	2.85%	3 789
Russian ruble	—	—	6.27%	203
US dollar	0.71%	3 536	1.05%	2 752

		6 368		9 849

Fixed rate
Brazilian real	9.96%	1 014	8.23%	603
Canadian dollar	3.64%	586	4.24%	839
Chinese yuan	6.57%	27	6.57%	27
Euro	5.10%	6 231	4.93%	6 783
Guatemalan quetzal	6.76%	23	6.76%	23
Pound sterling	7.88%	2 120	9.75%	844
Swiss franc	4.51%	635	—	—
US dollar	5.18%	23 151	5.42%	21 187
Other	8.15%	9	8.15%	9

		33 796		30 315

At 31 December 2011, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 8m US dollar.

As disclosed in the above table, 5 736m US dollar or 12.94% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2012
	Interest rate 31 December 2012[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	6.77%	5.72% - 7.81%	15.44%
Dominican peso	5.00%	4.12% - 5.88%	17.51%
Euro	0.19%	0.15% - 0.22%	19.03%
Russian ruble	7.47%	7.01% - 7.93%	6.11%
US dollar	0.31%	0.29% - 0.32%	6.19%

	2011
	Interest rate 31 December 2011[14]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	10.53%	9.47% - 11.58%	10.02%
Euro	1.36%	1.21% - 1.50%	10.93%
Russian ruble	7.22%	5.85% - 8.59%	19.04%
US dollar	0.58%	0.52% - 0.64%	9.84%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2012, with all other variables held constant, 2012 interest expense would have been 14m US dollar higher/lower (2011: 43m US dollar). This effect would be compensated by 47m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2011: 47m US dollar).

C.	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, fuel oil, glass, hops, labels, malt, natural gas, orange juice, rice, steel and wheat. As of 31 December 2012, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 405m US dollar (2011: 1 925m US dollar), natural gas and energy derivatives for 246m US dollar (2011: 274m US dollar), exchange traded sugar futures for 174m US dollar (2011: 133m US dollar), corn swaps for 392m US dollar (2011: 235m US dollar), exchange traded wheat futures for 136m US dollar (2011: 122m US dollar) and rice swaps for 73m US dollar (2011: 79m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2012 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2012, would have on the equity reserves.

	2012
	Volatility of prices in %[3]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	19.35%	201	(201)
Sugar	26.76%	44	(44)
Wheat	31.20%	42	(42)
Energy	16.92%	40	(40)
Rice	20.10%	14	(14)
Corn	28.37%	87	(87)

	2011
	Volatility of prices in %[4]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	22.40%	315	(315)
Sugar	41.41%	44	(44)
Wheat	38.11%	64	(64)
Energy	21.91%	49	(49)
Rice	28.76%	24	(24)
Corn	33.21%	72	(72)

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2012 and as of 31 December 2011.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2012 and at December 2011. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

[3]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2012.
[4]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2011.

D.	EQUITY PRICE RISK

During 2010, 2011 and 2012, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 31 December 2012, an exposure for an equivalent of 37.8m of AB InBev shares was hedged, resulting in a total gain of 375m US dollar recognized in the profit or loss account for the period.

During 2012, AB InBev reset with counterparties certain derivative contracts to market price, which resulted in a cash inflow of 675m US dollar and a decrease of counterparty risk.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 19.18% (2011: 22.30%) reasonable possible volatility1 of the AB InBev share price and with all the other variables held constant, would show 629m US dollar positive/negative impact on the 2012 profit before tax (2011: 287m US dollar).

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with most of the financial institutions that are counterparties to the derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2012 to be limited.

AB InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate pre-settlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2012			2011
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Debt securities held for trading	6 736	—	6 736	—	—	—
Available for sale	370	(48)	322	378	(55)	323
Held to maturity	25	—	25	24	—	24
Trade receivables	2 876	(246)	2 630	2 687	(230)	2 457
Cash deposits for guarantees	272	—	272	298	—	298
Loans to customers	130	(100)	30	161	(109)	52
Other receivables	1 802	(134)	1 668	1 491	(122)	1 369
Derivatives	639	—	639	1 272	—	1 272
Cash and cash equivalents	7 051	—	7 051	5 324	(4)	5 320

	19 901	(528)	19 373	11 635	(520)	11 115

There was no significant concentration of credit risks with any single counterparty per 31 December 2012.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2012
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(55)	(230)	(109)	(122)	(4)	(520)
Impairment losses	—	(29)	(3)	(8)	—	(40)
Derecognition	6	12	15	1	—	34
Currency translation and other	1	1	(3)	(5)	4	(2)

Balance at 31 December	(48)	(246)	(100)	(134)	0	(528)

	2011
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(55)	(234)	(118)	(125)	—	(532)
Impairment losses	(9)	(25)	(1)	(14)	(5)	(54)
Derecognition	7	14	7	7	—	35
Currency translation	2	15	3	10	1	31

Balance at 31 December	(55)	(230)	(109)	(122)	(4)	(520)

F.	LIQUIDITY RISK

AB InBev’s primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. AB InBev’s material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalent and short term investments, along with the derivative instruments and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2012
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(151)	(161)	(35)	(50)	(25)	(28)	(23)
Commercial papers	(2 088)	(2 092)	(2 092)	—	—	—	—
Unsecured bank loans	(1 040)	(1 309)	(487)	(366)	(267)	(180)	(9)
Unsecured bond issues	(40 828)	(60 030)	(4 470)	(7 117)	(6 336)	(9 721)	(32 386)
Secured other loans	(5)	(6)	(6)	—	—	—	—
Unsecured other loans	(88)	(139)	(9)	(17)	(17)	(15)	(81)
Finance lease liabilities	(141)	(274)	(14)	(14)	(15)	(29)	(202)
Trade and other payables	(15 311)	(15 441)	(13 287)	(146)	(144)	(222)	(1 642)

	(59 652)	(79 452)	(20 400)	(7 710)	(6 804)	(10 195)	(34 343)
Derivative financial assets/(liabilities)
Interest rate derivatives	(271)	(251)	(147)	(76)	(51)	8	15
Foreign exchange derivatives	(247)	(274)	(272)	(2)	—	—	—
Cross currency interest rate swaps	22	53	(64)	30	31	56	—
Commodity derivatives	(121)	(121)	(129)	8	—	—	—
Equity derivatives	(26)	(26)	(29)	3	—	—	—

	(643)	(619)	(641)	(37)	(20)	64	15

Of which: directly related to cash flow hedges	(273)	(273)	(216)	(39)	(53)	20	15

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	2011
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(155)	(169)	(65)	(33)	(29)	(36)	(6)
Commercial papers	(2 287)	(2 291)	(2 291)	—	—	—	—
Unsecured bank loans	(4 602)	(5 073)	(715)	(418)	(266)	(3 672)	(2)
Unsecured bond issues	(32 902)	(51 881)	(4 464)	(4 515)	(6 857)	(7 321)	(28 724)
Secured other loans	(6)	(6)	(1)	(5)	—	—	—
Unsecured other loans	(80)	(125)	(5)	(17)	(16)	(16)	(71)
Finance lease liabilities	(125)	(259)	(17)	(11)	(11)	(24)	(196)
Bank overdraft	(8)	(8)	(8)	—	—	—	—
Trade and other payables	(12 925)	(13 080)	(11 910)	(131)	(162)	(261)	(616)

	(53 090)	(72 892)	(19 476)	(5 130)	(7 341)	(11 330)	(29 615)
Derivative financial assets/(liabilities)
Interest rate derivatives	(710)	(712)	(541)	(145)	(34)	—	8
Foreign exchange derivatives	3	(7)	(7)	—	—	—	—
Cross currency interest rate swaps	189	221	(27)	(33)	162	60	59
Commodity derivatives	(324)	(324)	(250)	(74)	—	—	—
Equity derivatives	178	180	49	131	—	—	—

	(664)	(642)	(776)	(121)	128	60	67

Of which: directly related to cash flow hedges	(243)	(253)	(173)	(80)	—	—	—

G.	CAPITAL MANAGEMENT

AB InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. When analyzing AB InBev’s capital structure the company uses the same debt/equity classifications as applied in the company’s IFRS reporting.

H.	FAIR VALUE

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2012	2011	2012	2011	2012	2011

Foreign currency
Forward exchange contracts	93	210	(337)	(208)	(244)	2
Foreign currency futures	27	32	(30)	(31)	(3)	1

Interest rate
Interest rate swaps	169	335	(435)	(1 045)	(266)	(710)
Cross currency interest rate swaps	258	407	(236)	(218)	22	189
Other interest rate derivatives	—	—	(5)	—	(5)	—

Commodities
Aluminum swaps	34	57	(143)	(341)	(109)	(284)
Sugar futures	8	11	(22)	(18)	(14)	(7)
Wheat futures	7	28	(10)	(38)	(3)	(10)
Other commodity derivatives	36	14	(31)	(37)	5	(23)

Equity
Equity derivatives	7	178	(33)	—	(26)	178

	639	1 272	(1 282)	(1 936)	(643)	(664)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

During 2012, the net mark-to-market balance for interest rate swaps decreased by 444m US dollar, mainly driven by payment of interests on hedging instruments not part of a hedge relationship.

As of 31 December 2012, the net mark-to-market liability of 266m US dollar for interest rate swaps mostly includes the un-paid portion of the hedges that were unwound as a result of the repayment and the refinancing of the 2008 and 2010 senior facilities and that have been recorded as non-recurring costs in the income statement in 2009, 2010 and 2011 (see Note 23 Interest-bearing loans and borrowings), as well as the mark-to-market of 6.4 billion US dollar designated to pre-hedging future bond issuances.

The following table summarizes the carrying amounts of the fixed rate interest-bearing financial liabilities and their fair value. Floating rate interest-bearing financial liabilities and all trade and other receivables and payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amounts are a reasonable approximation of their fair values:

Interest-bearing financial liabilities Million US dollar	2012 Carrying amount[1]	2012 Fair value	2011 Carrying amount[1]	2011 Fair value
Fixed rate
Argentinean peso	—	—	(2)	(2)
Brazilian real	(708)	(748)	(1 014)	(963)
Canadian dollar	(601)	(632)	(586)	(614)
Chinese yuan	—	—	(27)	(27)
Dominican peso	(16)	(16)	—	—
Euro	(9 076)	(9 870)	(6 231)	(6 805)
Guatemalan quetzal	—	—	(23)	(23)
Peruvian nuevo sol	—	—	(7)	(7)
Pound sterling	(2 233)	(2 894)	(2 120)	(2 690)
Swiss franc	(653)	(695)	(635)	(691)
US dollar	(28 487)	(34 440)	(23 151)	(28 784)

	(41 774)	(49 295)	(33 796)	(40 606)

As required by IFRS 7, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair value hierarchy 2012 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	6 736	—	—
Available for sale	—	91	—
Derivatives at fair value through profit and loss	17	346	—
Derivatives in a cash flow hedge relationship	16	124	—
Derivatives in a fair value hedge relationship	—	91	—
Derivatives in a net investment hedge relationship	15	30	—

	6 784	682	—
Financial Liabilities
Non–derivatives recognized at fair value	5	—	—
Deferred consideration on acquisitions at fair value	—	—	1 040
Derivatives at fair value through profit and loss	20	753	—
Derivatives in a cash flow hedge relationship	43	370	—
Derivatives in a fair value hedge relationship	—	34	—
Derivatives in a net investment hedge relationship	12	50	—

	80	1 207	1 040

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 2011 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Available for sale	—	103	—
Derivatives at fair value through profit and loss	42	726	—
Derivatives in a cash flow hedge relationship	11	239	—
Derivatives in a fair value hedge relationship	—	176	—
Derivatives in a net investment hedge relationship	9	69	—

	62	1 313	—
Financial Liabilities
Non–derivatives recognized at fair value	5	52	—
Derivatives at fair value through profit and loss	26	1 332	—
Derivatives in a cash flow hedge relationship	50	443	—
Derivatives in a fair value hedge relationship	—	7	—
Derivatives in a net investment hedge relationship	4	74	—

	85	1 908	—

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2012, the put option was valued 1 040m US dollar and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option – see also Note 6 – Acquisition and disposal of subsidiaries. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	SIGNIFICANCE OF FINANCIAL INSTRUMENTS FOR FINANCIAL PERFORMANCE

The note at hand discloses the different elements composing AB InBev’s position towards financial risk and instruments. The effect of AB InBev’s financial risk management on performance mainly materializes in the items of income, expense, gains or losses recognized in the income statement or in the gains and losses directly recognized in equity (see Note 11 Finance cost and income).

29.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2012
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor

Less than one year	(117)	92	(124)	38	3	(108)
Between one and two years	(113)	88	(102)	29	2	(96)
Between two and three years	(109)	83	(86)	23	1	(88)
Between three and five years	(203)	155	(126)	32	1	(141)
More than five years	(831)	206	(269)	11	4	(879)

	(1 373)	624	(707)	133	11	(1 312)

	2011
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor

Less than one year	(114)	89	(119)	34	5	(105)
Between one and two years	(110)	85	(95)	25	3	(92)
Between two and three years	(106)	81	(75)	20	2	(78)
Between three and five years	(199)	150	(97)	26	2	(118)
More than five years	(836)	198	(203)	10	3	(828)

	(1 365)	603	(589)	115	15	(1 221)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 373m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 624m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 707m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 133m US dollar.

At 31 December 2012, 260m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2011: 269m US dollar), while 145m US dollar was recognized as income in the income statement in respect of subleases (2011: 154m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2012, 7m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2011: 8m US dollar).

30.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2012	2011

Collateral given for own liabilities	628	540
Collateral and financial guarantees received for own receivables and loans to customers	36	34
Contractual commitments to purchase property, plant and equipment	415	689
Contractual commitments to acquire loans to customers	23	40
Other commitments	867	782

The collateral given for own liabilities of 628m US dollar at 31 December 2012 contains 270m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 26 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (358m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 36m US dollar at 31 December 2012. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 415m US dollar at 31 December 2012.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 23m US dollar at 31 December 2012.

Other commitments amount to 867m US dollar at 31 December 2012 and mainly cover guarantees given to pension funds, rental and other guarantees.

As at 31 December 2012, M&A related commitments existed with respect to the combination with Grupo Modelo and in China.

On 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. announced that they had entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for 9.15 US dollar per share in cash in a transaction valued at 20.1 billion US dollar. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time. The transaction is subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions. Following the combination, 2 Grupo Modelo board members will join AB InBev’s Board of Directors, and they have committed, only upon tender of their shares, to invest an aggregate amount of 1.5 billion US dollar of their proceeds from the tender offer into shares of AB InBev to be delivered within 5 years via a deferred share instrument. Such investment will happen at the share price of 65 US dollar.

In a related transaction announced on 29 June 2012, Grupo Modelo will sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the U.S., to Constellation Brands for 1.85 billion US dollar, giving Constellation Brands 100% ownership and control.

As part of AB InBev’s acquisition of the 50% of Grupo Modelo it does not already own, on 14 February 2013, AB InBev announced that it agreed to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation Brands, Inc. for 2.9 billion US dollar, subject to a post-closing adjustment. AB InBev and Constellation Brands have also agreed to a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery.

On 21 September 2012 AB InBev entered into agreements to acquire majority participations in four breweries in China for an aggregate purchase price of approximately 400m US dollar. Subject to customary regulatory approvals, these acquisitions are expected to close in the first quarter of 2013.

31.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 31 December 2012, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 10.8 billion Brazilian real (5.3 billion US dollar). As of 31 December 2011, the total estimated possible risk of loss amounted to 9.5 billion Brazilian real (5.1 billion US dollar).

Approximately 7.6 billion Brazilian real (3.7 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 2.9 billion Brazilian real (1.4 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2011, the amounts related to income tax and social contributions and to value added and excise taxes were 7.0 billion Brazilian real (3.7 billion US dollar) and 2.2 billion Brazilian real (1.2 billion US dollar), respectively.

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After these decisions, Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately 2.6 billion Brazilian real (1.3 billion US dollar) as of 31 December 2012. Ambev has not recorded any provision in connection therewith.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda – CARF’). Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 3.7 billion Brazilian real (1.8 billion US dollar) as of 31 December 2012. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 522m Brazilian real (255m US dollar), as of 31 December 2012.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 367m Brazilian real (180m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the then-current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (174m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose. According to the opinion of Ambev’s management, a loss is possible (but not probable), and therefore Ambev has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which was 486m Brazilian Real (238m US dollar) as of 31 December 2012, reflecting accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as AB InBev management does not know whether the company will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it has defenses to these claims, and filed a motion to dismiss. On April 25, 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. Merits briefing has been completed and we are awaiting a decision by the Court. On 9 January 2013, the Court granted our motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 2 February 2013.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012, which is still pending.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee. This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Anderson case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012. On 30 January 2013, the Court granted the motion to transfer, so this case will now proceed in Federal Court in Missouri.

32.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also Note 24 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (refer Note 25 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows

	2012		2011
Million US dollar	Directors	Executive board management	Directors	Executive board management

Short-term employee benefits	3	25	3	21
Post-employment benefits	—	2	—	3
Share-based payments	3	51	4	51

	6	78	7	75

Directors’ compensation consists mainly of directors’ fees. Key management personnel was not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company, with the exception of a consultancy agreement entered into between AB InBev and Mr. Busch IV in connection with the merger and which will continue until 31 December 2013. Under the terms of the consultancy agreement Mr. Busch IV received a lump sum cash payment of 10.3m US dollar in 2008. During the consultancy period Mr. Busch IV will be paid a fee of approximately 120 000 US dollar per month and Mr. Busch IV will be provided with an appropriate office in St Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch. The mandate of Mr. Busch IV as a director of AB InBev expired in April 2011.

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada, two entities in Brazil, one in China and one in UK. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2012	2011

Non-current assets	129	129
Current assets	72	72
Non-current liabilities	154	162
Current liabilities	120	124
Result from operations	18	17
Profit attributable to equity holders of AB InBev	9	4

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows:

Million US dollar	2012	2011

Gross profit	232	259
Current assets	14	6
Current liabilities	9	9

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 11m US dollar other income from pension plans in US and 5m US dollar other income from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITIES

AB InBev has no material transactions with government-related entities.

33.	EVENTS AFTER THE BALANCE SHEET DATE

On 17 January 2013, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 4.0 billion US dollar aggregated principal amount of bonds, consisting of 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2016, 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

On 23 January 2013, AB InBev issued 500m euro aggregate principal amount of fixed rate notes due in 2033 and bearing interest at an annual rate of 3.250%.

On 25 January 2013, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued a private offering of notes in an aggregated principal amount of 1.2 billion Canadian dollar, consisting of 0.6 billion Canadian dollar aggregated principal amount of fixed rate notes due 2018 and 0.6 billion Canadian dollar aggregated principal amount of fixed rate notes due 2023. The notes will bear interest at an annual rate of 2.375% for the 2018 notes and 3.375% for the 2023 notes.

GRUPO MODELO

On 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. announced that they had entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for 9.15 US dollar per share in cash in a transaction valued at 20.1 billion US dollar. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time. In a related transaction, it was announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the U.S., to Constellation Brands for 1.85 billion US dollar, giving Constellation Brands 100% ownership and control.

The transactions are subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions. On 20 July 2012, Grupo Modelo held a shareholders’ meeting at which a majority of the shareholders approved amendments to Grupo Modelo’s by-laws and other steps required in connection with the agreement under which AB InBev will acquire the remaining stake in Grupo Modelo.

On 31 January 2013, AB InBev announced that the U.S. Department of Justice (DOJ) filed an action seeking to block the proposed combination between AB InBev and Grupo Modelo.

On 14 February 2013, AB InBev and Constellation Brands, Inc. announced a revised agreement that establishes Crown Imports as the #3 producer and marketer of beer in the U.S. through a complete divestiture of Grupo Modelo’s U.S. business. The transaction establishes Crown as a fully owned entity of Constellation, and provides Constellation with independent brewing operations, Modelo’s full profit stream from all U.S. sales, and rights in perpetuity to the Grupo Modelo brands distributed by Crown in the U.S. As part of AB InBev’s acquisition of the 50% of Grupo Modelo it does not already own, AB InBev has agreed to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licenses to Constellation for 2.9 billion US dollar, subject to a post-closing adjustment. This price is based on an assumed 2012 EBITDA of 310m US dollar earned from manufacturing and licensing the Modelo brands for sale by the Crown joint venture, with an implied multiple of approximately 9 times. The sale of the brewery, which is located near the Texas border, would ensure independence of supply for Crown and provides Constellation with complete control of the production of the Modelo brands produced in Mexico and distributed by Crown in the U.S.. AB InBev and Constellation Brands have also agreed to a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilizes top-of-the-line technology and was built to be readily expanded to increase production capacity.

On 20 February 2013, AB InBev announced that it, Grupo Modelo, Constellation Brands and Crown Imports were engaged in discussions with the DOJ seeking to resolve the DOJ’s litigation challenging AB InBev’s proposed combination with Grupo Modelo. In connection with such discussions, the parties and the DOJ agreed to jointly approach the court to request a stay of all litigation proceedings until 19 March 2013, and the court approved the request for a stay of litigation on 22 February 2013. There can be no assurance that the discussions will be successful and the transactions remain conditioned on regulatory approvals in the U.S. and Mexico and other customary closing conditions.

34.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 352.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2012

ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - Buenos Aires	61.87

BELGIUM
AB INBEV NV - Grote Markt 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
INBEV BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca Street - La Paz	61.87

BRAZIL
CIA DE BEBIDAS DAS AMERICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, Sao Paulo	61.87

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.87

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - Quilicura	61.87

CHINA
ANHEUSER-BUSCH INBEV (WUHAN) BREWING COMPANY LIMITED - Shangshou, Qin Duan Kou, Hanyang Area, Wuhan, Hubei Province	97.06
ANHEUSER-BUSCH INBEV HARBIN BREWERY COMPANY LIMITED - 20 Youfang Street - Xiangfang District - Harbin, Heilongjiang Province	100.00
ANHEUSER-BUSCH INBEV (ZHOUSHAN) BREWERY Co., Ltd. - No.1 Linggang Yi Road, Linggang industrial area, Dinghai District - Zhou Shan	100.00
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	100.00
INBEV DOUBLE DEER GROUP CO LTD - 419 Wu Tian Street - Wenzhou	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - 89 Chang Ning Street - Jingmen	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	60.00
INBEV KK (NINGBO) BREWERY CO LTD - Jinjiang Zhen, 315000 - Ningbo	100.00
INBEV SEDRIN BREWERY Co, Ltd - No.2 factory Xialin Cun, Chen Xiang district, PuTian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO., LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	100.00
ANHEUSER-BUSCH INBEV (NINGBO) BREWERY CO., LTD. - JinJiang Zhen, - 315000 - Ningbo, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV (NANJING) BREWERY CO., LTD. - Qi Li Qiao, Jiang Pu district, - 211800 - Nanjing	100.00

DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA, esquina formada por la Autopista 30 de Mayo - Km. 6-1/2 y calle San Juan Bautista, Santo Domingo, Distrito Nacional	32.19

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Av. Amazonas E4-69 y Av. Patria - Quito	61.87

FRANCE
AB - INBEV FRANCE S.A.S. 38 Allée Vauban 59110 La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00

GRAND DUCHY OF LUXEMBURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.82

INDIA
CROWN BEERS INDIA LIMITED - #8-2-684/A, ROAD NO. 12 - BANJARA HILLS, HYDERABAD 500034 - ANDHRA PRADESH	100.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta KM 30 - Ypané	61.87

PERU
COMPANIA CERVECERA AMBEV PERU SAC - Av. Los Laureles Mz. A Lt. 4 del Centro Poblado Menor Santa Maria de s/n Huachipa - Lurigancho, Chosica City Lima 15	61.87

RUSSIA
OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.95

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00

UKRAINE
PJSC SUN InBev Ukraine - 30V Fizkultury St - 03680 - Kyiv	98.29

US
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - 3636 S. Geyer Road - Sunset Hills, MO 63118	100.00

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	61.87

LIST OF MOST IMPORTANT ASSOCIATED COMPANIES

NAME AND REGISTERED OFFICE OF ASSOCIATES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2012

MEXICO
GRUPO MODELO S.A.B. de C.V. - Torre Acuario - Javier Barros Sierra No 555 - Piso 6 - Colonia Zedec Santa Fe - Delagacion Alvaro Obregon - 01210 México, D.F.	50.34

Information to our shareholders

EARNINGS, DIVIDENDS, SHARE AND SHARE PRICE

	2012	2011	2010	2009	2008

Cash flow from operating activities (US dollar per share)	8.29	7.83	6.22	5.76	5.54
Normalized earnings per share (US dollar per share)	4.55	4.04	3.17	2.48	2.51
Dividend (euro per share)	1.70	1.20	0.80	0.38	0.28

Share price high (euro per share)	71.05	47.35	46.33	36.80	39.1
Share price low (euro per share)	46.10	33.85	33.50	16.34	10.0
Year-end share price (euro per share)	65.74	47.31	42.80	36.40	16.6

Weighted average number of ordinary shares (million shares)	1 600	1 595	1 592	1 584	999
Diluted weighted average number of ordinary shares (million shares)	1 628	1 614	1 611	1 593	1 000
Volume of shares traded (million shares)	486	652	588	798	825

AB INBEV SHARE PRICE EVOLUTION COMPARED TO DOW JONES EURO STOXX 50

INFORMATION ON THE AUDITORS’ ASSIGNMENTS AND RELATED FEES

AB InBev’s Statutory auditor is PricewaterhouseCoopers Bedrijfsrevisoren cvba, represented by Yves Vandenplas, engagement partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the general meeting of shareholders after review and approval by the company’s Audit Committee and Board of Directors.

Fees for 2012 in relation to services provided by PricewaterhouseCoopers Bedrijfsrevisoren amounted to 3 253k US dollar (2011: 2 154k US dollar), which was composed of audit services for the annual financial statements of 1 676k US dollar (2011: 1 837k US dollar), tax services of 1 324k US dollar (2011: 72k US dollar), audit related services of 83k US dollar (2011: 176k US dollar) and other services of 170k US dollar (2011: 69k US dollar). Audit related services mainly relate to services incurred in connection with rights and bonds issuance, interim dividends and capital increases. Tax services mainly relate to services incurred in connection with expat services and other services mainly relate to services incurred in connection with due diligence, all of which have been pre-approved by the company’s Audit Committee.

Fees for 2012 in relation to services provided by other offices in the PricewaterhouseCoopers network amounted to 11 411k US dollar (2011: 13 012k US dollar), which was composed of audit services for the annual financial statements of 6 601k US dollar (2011: 6 693k US dollar), tax services of 4 367k US dollar (2011: 5 324k US dollar), audit related services of 276k US dollar (2011: 595k US dollar) and other services of 167k US dollar (2011: 400k US dollar).

FINANCIAL CALENDAR

Publication of 2012 results	27 February 2013
Annual report 2012 available on www.ab-inbev.com	27 February 2013
General shareholders meeting	24 April 2013
Dividend: ex-coupon date	26 April 2013
Publication of first quarter results	30 April 2013
Publication of half year results	31 July 2013
Publication of third quarter results	31 October 2013

INVESTOR RELATIONS CONTACT

Media	Investors
Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis	Christina Caspersen
Tel: +1-212-573-9283	Tel: +1-212-573-4376
E-mail: laura.vallis@ab-inbev.com	E-mail: christina.caspersen@ab-inbev.com

Excerpt from the AB InBev NV separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditors’ report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2012.

The statutory auditor’s report is unqualified and certifies that the non-consolidated financial statements of AB InBev NV prepared in accordance with Belgian GAAP for the year ended 31 December 2012 give a true and fair view of the financial position and results of AB InBev NV in accordance with all legal and regulatory dispositions.

ABBREVIATED NON-CONSOLIDATED BALANCE SHEET

Million euro	2012	2011

ASSETS

Non-current assets

Intangible assets	226	141
Property, plant and equipment	87	83
Financial assets	51 346	49 664

	51 659	49 888

Current assets	5 060	2 357

Total assets	56 719	52 245

EQUITY AND LIABILITIES

Equity
Issued capital	1 237	1 237
Share premium	13 152	13 139
Legal reserve	124	124
Reserves not available for distribution	147	267
Reserves available for distribution	374	254
Profit carried forward	25 621	22 366

	40 655	37 387

Provisions and deferred taxes	136	154

Non-current liabilities	7 540	6 293

Current liabilities	8 388	8 411

Total equity and liabilities	56 719	52 245

ABBREVIATED NON-CONSOLIDATED INCOME STATEMENT

Million euro	2012	2011

Operating income	831	599
Operating expenses	(454)	(313)

Operating result	377	286

Financial result	5 602	3 146
Extraordinary result (tax exempted intragroup capital gains on share transfer)		15 059

Result for the year available for appropriation	5 979	18 491

Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.